                                                                     Exhibit 2.1

                                                                  EXECUTION COPY




                           INDENTURE SUPPLEMENT NO. 1

         INDENTURE SUPPLEMENT NO. 1, dated as of July 17, 2000 (the "Indenture Supplement"), among AerCo LIMITED, a limited liability company incorporated in Jersey, Channel Islands, as issuer of the Notes (the "Issuer"), and BANKERS TRUST COMPANY, a New York banking corporation, as trustee of each class of Notes (the "Trustee"), to the Indenture dated as of July 15, 1998, between the Issuer and the Trustee (the "Indenture"). Capitalized terms used herein but not defined herein shall have the meanings given to such terms in the Indenture.

                              W I T N E S S E T H:
                              --------------------

         WHEREAS, the Issuer and one of its subsidiaries have agreed to acquire certain aircraft-owning companies from AerFi Group plc and certain of its subsidiaries;

         WHEREAS, the Issuer intends to issue the Subclass A-3 Notes, the Subclass A-4 Notes, the Subclass B-2 Notes, the Subclass C-2 Notes, the Subclass D-2 Notes and the Subclass E-2 Notes (each of the terms "Subclass A-3 Notes," "Subclass A-4 Notes," "Subclass B-2 Notes," "Subclass C-2 Notes," "Subclass D-2 Notes" and "Subclass E-2 Notes," as defined below), in part, as Issuer Additional Notes in accordance with Section 2.11 of the Indenture to finance such acquisitions (the "July 2000 Additional Issuance") and in part, as Refinancing Notes in accordance with Section 2.10 of the Indenture to refinance the Subclass A-1 Notes and the Subclass D-1 Notes (the "July 2000 Refinancing Issuance");

         WHEREAS, in accordance with the Indenture, each class of Notes to be issued in the July 2000 Additional Issuance and the July 2000 Refinancing Issuance is intended to be entitled to all the rights and benefits appertaining to the corresponding class of outstanding AerCo Group Notes under the Indenture;

         WHEREAS, all of the conditions and requirements necessary to make this Indenture Supplement, when duly executed and delivered, a legal, valid and binding instrument in accordance with its terms and for the purposes herein expressed, have been done, performed and fulfilled, and the execution and delivery of this Indenture Supplement in the form and with the terms hereof have been in all respects duly authorized.

         NOW, THEREFORE, in consideration of the premises herein, it is agreed between the Issuer and the Trustee as follows:

                                    ARTICLE I

                                   DEFINITIONS

         Section 1.01. Definitions. The following terms shall be applicable to this Indenture Supplement and, where indicated, shall supplement defined terms in the Indenture:

         "Company" shall have the meaning given to such term in the New Share Purchase Agreement.

         "Delivered New Aircraft" means, as of any Payment Date, the New Aircraft with respect to which the Shares of the Company which owns such New Aircraft have been transferred to the relevant Purchaser.

         "D Note Delivery Adjustment Factor" means, with respect to any Payment Date, a fraction, the numerator of which is the Initial Appraised Value (New Aircraft) of all New Aircraft that are Delivered New Aircraft as of the Calculation Date immediately preceding such Payment Date and the denominator of which is the Initial Appraised Value (New Aircraft) of all New Aircraft.

         "Initial Appraised Value (New Aircraft)," in the case of each New Aircraft, means the average of the appraisals by each of BK Associates, Inc., Aircraft Information Services, Inc. and Airclaims Limited of the Base Value of such New Aircraft as of April 30, 2000 and, in the case of any New Substitute Aircraft, means the average of the appraisals by each of the Appraisers of the Base Values of such New Substitute Aircraft as of a date not more than six months prior to the date such New Substitute Aircraft becomes a Delivered New Aircraft.

         "July 2000 Closing Date" means July 17, 2000.

         "New Aircraft" means each of the aircraft (including any related Engines) identified in Schedule 1hereto, and any New Substitute Aircraft.

         "New Share Purchase Agreement" shall mean that certain Share Purchase Agreement, dated 17 July, 2000, among AerFi Group plc, Skyscape Limited, AerFi, Inc., Indigo Aviation AB, KP Flygplanet XII, the Issuer and AerCo USA, Inc., as in effect on the date hereof.

         "New Substitute Aircraft" means an aircraft identified to replace a Remaining New Aircraft that has failed to be delivered to the AerCo Group; provided, that (a) such replacement aircraft (i) is no more than seven years old as of July 17, 2000 (ii) is subject to an operating lease contract, or letter of intent for an operating lease contract that will become effective within 90 days of the signing of such letter of intent, (iii) is of the same type as such undelivered Remaining New Aircraft and (iv) does not result in a Concentration Default and (b) the Issuer shall have received a Rating Agency Confirmation with respect to such substitution.

         "Non-Delivered Aircraft" means any New Aircraft with respect to which a Non-Delivery Event has occurred.

         "Non-Delivery Adjustment Factor" means, with respect to any Payment Date, one minus a fraction the numerator of which is the Initial Appraised Value (New Aircraft) of all Non-Delivered Aircraft as of the Calculation Date immediately preceding such Payment Date and the denominator of which is the Initial Appraised Value (New Aircraft) of all New Aircraft.

         "Non-Delivery Event" shall have the meaning given such term in the New Share Purchase Agreement.

         "Purchaser" shall have the meaning given such term in the New Share Purchase Agreement.

         "Remaining New Aircraft" shall mean a New Aircraft that is a "Remaining Aircraft" as such term is defined in the New Share Purchase Agreement.

         "Shares" shall have the meaning given such term in the New Share Purchase Agreement.

         "Subclass A-3 Notes" means the Subclass A-3 Floating Rate Notes, due July 15, 2025, of the Issuer in the initial aggregate principal amount of $565,000,000, substantially in the form of Exhibit A-3 hereto, including any note issued in replacement or substitution therefor, any Exchange Note issued in exchange for such Note pursuant to a Registration Rights Agreement and the Indenture and any Refinancing Notes designated in the form of such Refinancing Notes as being entitled to the rights and benefits of the Subclass A-3 Notes under the Indenture, in each case ranking pari passu in order of payment priority to the Subclass A-3 Notes.

         "Subclass A-4 Notes" means the Subclass A-4 Floating Rate Notes, due July 15, 2025, of the Issuer in the initial aggregate principal amount of $235,000,000, substantially in the form of Exhibit A-4 hereto, including any note issued in replacement or substitution therefor, any Exchange Note issued in exchange for such Note pursuant to a Registration Rights Agreement and the Indenture and any Refinancing Notes designated in the form of such Refinancing Notes as being entitled to the rights and benefits of the Subclass A-4 Notes under the Indenture, in each case ranking pari passu in order of payment priority to the Subclass A-4 Notes.

         "Subclass B-2 Notes" means the Subclass B-2 Floating Rate Notes, due July 25, 2025, of the Issuer in the initial aggregate principal amount of $80,000,000, substantially in the form of Exhibit B-2 hereto, including any note issued in replacement or substitution therefor, any Exchange Note issued in exchange for such Note pursuant to a Registration Rights Agreement and the Indenture and any Refinancing Notes designated in the form of such Refinancing Notes as being entitled to the rights and benefits of the Subclass B-2 Notes under the Indenture, in each case ranking pari passu in order of payment priority to the Subclass B-2 Notes.

         "Subclass C-2 Notes" means the Subclass C-2 Floating Rate Notes, due July 25, 2025, of the Issuer in the initial aggregate principal amount of $80,000,000, substantially in the form of Exhibit C-2 hereto, including any note issued in replacement or substitution therefor, any Exchange Note issued in exchange for such Note pursuant to a Registration Rights Agreement and the Indenture and any Refinancing Notes designated in the form of such Refinancing Notes as being entitled to the rights and benefits of the Subclass C-2 Notes under the Indenture, in each case ranking pari passu in order of payment priority to the Subclass C-2 Notes.


         "Subclass D-2 Notes" means the Subclass D-2 Notes, due July 25, 2025, of the Issuer in the maximum aggregate principal amount of $100,000,000, substantially in the form of Exhibit D-2 hereto, including any note issued in replacement or substitution therefor and any Refinancing Notes designated in the form of such Refinancing Notes as being entitled to the rights and benefits of the Subclass D-2 Notes under the Indenture, in each case ranking pari passu in order of payment priority to the Subclass D-2 Notes.

         "Subclass E-2 Notes" means the Subclass E-2 Notes, due July 25, 2025, of the Issuer in the maximum aggregate principal amount of $109,052,000, substantially in the form of Exhibit E-2 hereto, including any note issued in replacement or substitution therefor and any Refinancing Notes designated in the form of such Refinancing Notes as being entitled to the rights and benefits of the Subclass E-2 Notes under the Indenture, in each case ranking pari passu in order of payment priority to the Subclass E-2 Notes.


         "Termination Notice" shall have the meaning given such term in the New Share Purchase Agreement.


                                   ARTICLE II


                  ISSUER ADDITIONAL NOTES AND REFINANCING NOTES

         Section 2.01. The Issuer Additional Notes and the Refinancing Notes. There are hereby created Subclass A-3, Subclass A-4, Subclass B-2, Subclass C-2, Subclass D-2 and Subclass E-2 Notes to be issued under the Indenture on the date hereof. The terms and conditions applicable to the Subclass A-3, Subclass A-4, Subclass B-2, Subclass C-2 , Subclass D-2 and Subclass E-2 Notes are as follows:

                  (a) The aggregate principal amount of the Subclass A-3 Notes that shall be authenticated under the Indenture upon their issuance is $565,000,000, the aggregate principal amount of the Subclass A-4 Notes that shall be authenticated under the Indenture upon their issuance is $235,000,000, the aggregate principal amount of the Subclass B-2 Notes that shall be authenticated under the Indenture upon their issuance is $80,000,000, the aggregate principal amount of the Subclass C-2 Notes that shall be authenticated under the Indenture upon their issuance is $80,000,000, the maximum principal amount of the Subclass D-2 Notes that shall be authenticated under the Indenture upon their issuance is $100,000,000 and the maximum principal amount of the Subclass E-2 Notes that shall be authenticated under the Indenture upon their issuance is $109,052,000.

                  (b) The Excess Amortization Date shall be, with respect to (i) the Subclass A-3 Notes, February 15, 2006, (ii) the Subclass A-4 Notes, August 15, 2000, (iii) the Subclass B-2 Notes, August 15, 2000, (iv) the Subclass C-2 Notes, August 15, 2000 and (v) the Subclass D-2 Notes, July 15, 2010.

                  (c) The Expected Final Payment Date shall be, with respect to
         (i) the Subclass A-3 Notes, June 15, 2002, (ii) the Subclass A-4 Notes, May 15, 2011, (iii) the Subclass B-2 Notes, June 15, 2008, (iv) the Subclass C-2 Notes, June 15, 2008 and (v) the Subclass D-2 Notes, May 15, 2014.

                  (d) The "Redemption Premium" in respect of the following subclasses of Notes on any date shall be the Redemption Premium indicated in the table below:

                                                                  REDEMPTION PREMIUM
                                      -----------------------------------------------------------------------
                                       SUBCLASS         SUBCLASS       SUBCLASS      SUBCLASS        SUBCLASS
REDEMPTION DATE                        A-3 NOTES       A-4 NOTES      B-2 NOTES      C-2 NOTES      D-2 NOTES
---------------                        ---------       ---------      ---------      ---------      ---------
After July 17, 2000...............      101.00%         101.50%        101.75%        103.50%          --
On or after June 15, 2001.........      100.50%         101.00%        101.50%        103.00%          --
On or after June 15, 2002.........      100.00%         100.75%        101.25%        102.50%          --
On or after June 15, 2003.........        --            100.50%        101.00%         102.00%         --
On or after June 15, 2004.........        --            100.25%        100.75%         101.50%         --
On or after June 15, 2005.........        --            100.00%        100.50%         101.00%       105.25%
On or after June 15, 2006.........        --              --           100.25%         100.50%       104.50%
On or after June 15, 2007.........        --              --           100.25%         100.25%       103.75%
On or after June 15, 2008.........        --              --           100.00%         100.00%       103.00%
On or after June 15, 2009.........        --              --             --               --         102.25%
On or after June 15, 2010.........        --              --             --               --         101.50%
On or after June 15, 2011.........        --              --             --               --         100.75%
On or after June 15, 2012.........        --              --             --               --         100.00%

                  (e) The "Redemption Price" shall be, with respect to (i) the Subclass A-3 Notes, the Subclass A-4 Notes, the Subclass B-2 Notes and the Subclass C-2 Notes, (A) to the extent that the redemption is funded other than out of the Available Collections Amount (including proceeds from Refinancing Notes and proceeds from third parties), the product of the applicable Redemption Premium and the Outstanding Principal Balance of the portion of such subclass of Notes being redeemed and (B) to the extent that the redemption is funded out of the Available Collections Amount, the Outstanding Principal Balance of the portion of such subclass of Notes being redeemed, without Redemption Premium and (ii) any portion of the Subclass D-2 Notes being redeemed, (x) to the extent that the redemption is funded other than out of the Available Collections Amount, (including proceeds from Refinancing Notes and proceeds from third parties), (a) if such redemption occurs prior to June 15, 2005, the higher of (1) the discounted present value of the Scheduled Principal Payment Amounts allocable in accordance with
         Section 3.09 of the Indenture in respect of, and interest on, such portion from the Redemption Date to, but not including, June 15, 2005, plus the product of the applicable Redemption Premium and the assumed Outstanding Principal Balance for June 15, 2005 of such portion, discounted at a rate equal to the Treasury Yield plus 1.00% and (2) the Outstanding Principal Balance of such portion and (b) if such redemption occurs on or after June 15, 2005, the product of the applicable Redemption Premium and the Outstanding Principal Balance of such portion and (y) to the extent that the redemption is funded out of the Available Collections Amount, the Outstanding Principal Balance of the portion of such subclass of Notes being redeemed, without Redemption Premium.

                  (f) The "Treasury Yield" shall be, with respect to any Redemption of the Subclass D-2 Notes on any Payment Date, a per annum rate (expressed as a monthly equivalent yield) determined to be the per annum rate equal to the semiannual yield to maturity of the 6 1/2% United States Treasury Notes maturing on August 15, 2005 as published in the most recent H.15 (519).

                  (g) The Subclass A-3 Notes, the Subclass A-4 Notes, the Subclass B-2 Notes, the Subclass C-2 Notes, the Subclass D-2 Notes and the Subclass E-2 Notes shall be in the form attached hereto as Exhibits A-3, A-4, B-2, C-2, D-2 and E-2, respectively.

                  Section 2.02.  Issuance of Notes.
                                 -----------------

                  On the date hereof, the Issuer shall execute and the Trustee shall authenticate and deliver, (a) in the case of each of the Subclass A-3 Notes, the Subclass A-4 Notes, the Subclass B-2 Notes and the Subclass C-2 Notes, a permanent global Note in bearer form without interest coupons, in the form set forth in the applicable Exhibit hereto, and (b) in the case of each of the Subclass D-2 Notes and the Subclass E-2 Notes, Definitive Registered Notes, in the form of the applicable Exhibit hereto upon the written order of the Issuer, in authorized denominations. For purposes of Article 8 of the Uniform Commercial Code, such Notes are securities.

                  Section 2.03.  Class Percentages.
                                 -----------------

                  In accordance with Section 3.11 of the Indenture, the Minimum Class Percentages, Scheduled Class Percentages and Supplemental Class Percentages for the AerCo Group Class A Notes and the AerCo Group Class B Notes are hereby adjusted by substituting Appendix A hereto (Class A Class Percentages) and Appendix B hereto (Class B Class Percentages) for Appendix A (Class Percentages) of the Indenture.

                  Section 2.04.  Target Principal Balances.
                                 -------------------------

                  In accordance with Section 3.11 of the Indenture, the Minimum Target Principal Balances and Scheduled Target Principal Balances for the AerCo Group Class C Notes and the AerCo Group Class D Notes are hereby adjusted as follows:

(a) Minimum Target Principal Balance. (i) The Minimum Target Principal Balance of the AerCo Group Class C Notes on any Payment Date shall be equal to the product of (A) the Minimum Class Percentage for such Payment Date as set forth on Appendix C hereto (Class C Class Percentages) and (B) the sum of (1) the Outstanding Principal Balance of the Subclass C-1 Notes on the date of issuance of the Subclass C-2 Notes and (2) the product of the Non-Delivery Adjustment Factor for such Payment Date and $80,000,000, and (ii) the Minimum Target Principal Balance of the AerCo Group Class D Notes on any Payment Date shall be equal to the product of (A) the Minimum Class Percentage for such Payment Date as set forth on Appendix D hereto (Class D Class Percentages) and (B) the sum of (1) $80,000,000 and (2) the product of the D Note Delivery Adjustment Factor for such Payment Date and $20,000,000.

(b) Scheduled Target Principal Balance. (i) The Scheduled Target Principal Balance of the AerCo Group Class C Notes on any Payment Date shall be equal to the product of (A) the Scheduled Class Percentage for such Payment Date as set forth on Appendix C hereto and (B) the sum of (1) the Outstanding Principal Balance of the Subclass C-1 Notes on the date of issuance of the Subclass C-2 Notes and (2) the product of the Non-Delivery Adjustment Factor for such Payment Date and $80,000,000, and (ii) the Scheduled Target Principal Balance of the AerCo Group Class D Notes on any Payment Date shall be equal to the product of (A) the Scheduled Class Percentage for such

         Payment Date as set forth on Appendix D hereto and (B) the sum of (1) $80,000,000 and (2) the product of the D Note Delivery Adjustment Factor for such Payment Date and $20,000,000.

                                   ARTICLE III

                            DELIVERY OF NEW AIRCRAFT

                  Section 3.01.  Delivery of Remaining New Aircraft.
                                 ----------------------------------

         Upon receipt by the Trustee of a certificate executed by an officer or authorized signatory of the Issuer, stating (a) that a Remaining New Aircraft has been delivered under and in accordance with the New Share Purchase Agreement, (b) that no waiver of the conditions specified in Clauses 3(a), 3(b), 3(c) and 13.2 of the New Share Purchase Agreement has occurred with respect to such Remaining New Aircraft (or the relevant Company) without the receipt of a Rating Agency Confirmation, (c) the amount of the increase in the principal amount of the Subclass D-2 Notes and the Subclass E-2 Notes allocable to the purchase price of such Remaining New Aircraft, as determined in accordance with the New Share Purchase Agreement and (d) the amount of funds from the Aircraft Purchase Account allocable to the purchase price of such Remaining New Aircraft, as determined in accordance with the New Share Purchase Agreement, and wire instructions for the payment of such funds the Trustee shall (x) adjust the principal amount of the Subclass D-2 Notes on the records of the Trustee to reflect the increase in the principal amount thereof in the amount certified by the Issuer with respect to each such Remaining New Aircraft as calculated in accordance with the New Share Purchase Agreement, (y) adjust the principal amount of the Subclass E-2 Notes on the records of the Trustee to reflect the increase in the principal amount thereof in the amount certified by the Issuer with respect to each such Remaining New Aircraft as calculated in accordance with the New Share Purchase Agreement, and (z) transfer funds from the Aircraft Purchase Account in the amount so certified and in accordance with the written instructions provided by the Issuer in accordance with the terms of the Indenture.

                  Section 3.02.     Non-Delivery Event.
                                    ------------------

         Immediately upon the occurrence of a Non-Delivery Event, the Issuer shall deliver a certificate to the Trustee executed by an officer or authorized signatory of the Issuer (a) stating that a Non-Delivery Event has occurred, (b) specifying the Remaining New Aircraft with respect to which such Non-Delivery Event has occurred and (c) specifying the amount of funds from the Aircraft Purchase Account allocable to the purchase price of such Remaining New Aircraft, as determined in accordance with the New Share Purchase Agreement. Upon receipt of such certificate, the Trustee shall transfer funds from the Aircraft Purchase Account to the Collection Account in the amount specified in such certificate in accordance with the terms of the Indenture.

                                   ARTICLE IV

                                   THE TRUSTEE

                  Section 4.01.  The Trustee.
                                 -----------

         The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Indenture Supplement or the due execution hereof by the Issuer, or for or in respect of the recitals and statements contained herein, all of which recitals and statements are made solely by the Issuer.

         Except as herein otherwise provided, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed by the Trustee other than as set forth in the Indenture, and this Indenture Supplement is executed and accepted on behalf of the Trustee, subject to all the terms and conditions set forth in the Indenture, upon the effectiveness thereof, as fully to all intents as if the same were herein set forth at length.



                                    ARTICLE V

                            MISCELLANEOUS PROVISIONS

                  Section 5.01.  Indenture Ratified.
                                 ------------------

         Except and so far as herein expressly provided, all of the provisions, terms and conditions of the Indenture are in all respects ratified and confirmed; and the Indenture and this Indenture Supplement shall be taken, read and construed as one and the same instrument.

                  Section 5.02.  Governing Law.
                                 -------------

         This Indenture Supplement, the Subclass A-3 Notes, the Subclass A-4 Notes, the Subclass B-2 Notes, the Subclass C-2 Notes, the Subclass D-2 Notes and the Subclass E-2 Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

                  Section 5.03.  Execution in Counterparts.
                                 -------------------------

         This Indenture Supplement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

                  IN WITNESS WHEREOF, the Trustee and the Issuer have caused this Indenture Supplement to be duly executed as of the day and year first written above.

                            AERCO LIMITED, as Issuer


                            By:
                                 -----------------------------------------------
                                 Name:
                                 Title:



                            BANKERS TRUST COMPANY, not in its  individual
                                 capacity but solely as Trustee


                            By:
                                 -----------------------------------------------
                                 Name:
                                 Authorized Signatory

                                   SCHEDULE 1
                                       TO
                           INDENTURE SUPPLEMENT NO. 1

                                  NEW AIRCRAFT



              [SEE DESCRIPTION IN AERCO MARCH 31, 2000 FORM 20-F]

                                   APPENDIX A

                           CLASS A CLASS PERCENTAGES

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
July 2000............    64.69%       64.69%        63.47%
August 2000..........    64.65%       64.65%        63.73%
September 2000.......    64.61%       64.61%        63.39%
October 2000.........    64.56%       64.56%        63.05%
November 2000........    64.52%       64.52%        63.00%
December 2000........    64.02%       64.02%        63.59%
January 2001.........    64.03%       64.03%        63.41%
February 2001........    64.03%       64.03%        63.42%
March 2001...........    64.03%       64.03%        63.30%
April 2001...........    64.03%       64.03%        63.12%
May 2001.............    64.03%       64.03%        62.82%
June 2001............    64.03%       64.03%        62.82%
July 2001............    64.03%       64.03%        62.83%
August 2001..........    64.03%       64.03%        62.83%
September 2001.......    64.03%       64.03%        62.53%
October 2001.........    64.04%       64.04%        62.23%
November 2001........    64.04%       64.04%        62.23%
December 2001........    64.04%       64.04%        62.23%
January 2002.........    64.04%       64.04%        62.11%
February 2002........    64.04%       64.04%        62.05%
March 2002...........    64.04%       64.04%        61.99%
April 2002...........    64.04%       64.04%        61.82%
May 2002.............    64.04%       64.04%        61.63%
June 2002............    64.05%       64.05%        61.63%
July 2002............    64.05%       64.05%        61.64%
August 2002..........    64.05%       64.05%        61.63%
September 2002.......    64.05%       64.05%        61.33%
October 2002.........    64.05%       64.05%        61.34%
November 2002........    64.05%       64.05%        61.33%
December 2002........    64.05%       64.05%        61.33%
January 2003.........    64.06%       64.06%        61.33%
February 2003........    64.06%       64.06%        61.32%
March 2003...........    64.06%       64.06%        61.32%
April 2003...........    64.06%       64.06%        61.32%
May 2003.............    64.06%       64.06%        61.31%
June 2003............    64.06%       64.06%        61.31%
July 2003............    64.06%       64.06%        61.30%
August 2003..........    64.07%       64.06%        61.30%
September 2003.......    64.07%       64.06%        61.29%
October 2003.........    64.07%       64.06%        61.29%
November 2003........    64.07%       64.06%        61.27%
December 2003........    64.07%       64.07%        61.27%
January 2004.........    64.07%       64.07%        61.26%
February 2004........    64.08%       64.07%        61.25%
March 2004...........    64.08%       64.07%        60.65%
April 2004...........    64.08%       64.07%        60.04%
May 2004.............    64.08%       64.07%        59.44%
June 2004............    64.08%       64.07%        59.43%
July 2004............    64.08%       64.07%        59.41%
August 2004..........    64.09%       64.07%        59.40%
September 2004.......    64.09%       64.08%        59.39%
October 2004.........    64.09%       64.07%        59.37%
November 2004........    64.09%       64.07%        59.36%
December 2004........    64.09%       64.08%        59.35%
January 2005.........    64.10%       64.08%        59.33%

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
February 2005........    64.10%       64.07%        59.31%
March 2005...........    64.10%       64.07%        59.29%
April 2005...........    64.10%       64.08%        59.27%
May 2005.............    64.10%       64.07%        59.25%
June 2005............    64.11%       64.07%        59.23%
July 2005............    64.11%       64.07%        59.20%
August 2005..........    64.10%       64.07%        59.18%
September 2005.......    64.11%       64.07%        59.15%
October 2005.........    64.11%       64.07%        59.13%
November 2005........    64.11%       64.07%        59.10%
December 2005........    64.11%       64.07%        59.07%
January 2006.........    64.12%       64.07%        59.04%
February 2006........    64.12%       64.06%        59.01%
March 2006...........    64.12%       64.06%        58.98%
April 2006...........    64.12%       64.06%        58.94%
May 2006.............    64.12%       64.05%        58.90%
June 2006............    64.12%       64.05%        58.86%
July 2006............    64.12%       64.04%        58.82%
August 2006..........    64.12%       64.03%        58.78%
September 2006.......    64.12%       64.03%        58.74%
October 2006.........    64.12%       64.02%        58.69%
November 2006........    64.12%       64.02%        58.64%
December 2006........    64.12%       64.01%        58.59%
January 2007.........    64.11%       64.00%        58.54%
February 2007........    64.11%       63.99%        58.49%
March 2007...........    64.12%       63.99%        58.43%
April 2007...........    64.12%       63.97%        58.38%
May 2007.............    64.11%       63.97%        58.32%
June 2007............    64.11%       63.95%        58.26%
July 2007............    64.11%       63.94%        58.20%
August 2007..........    64.10%       63.94%        58.13%
September 2007.......    64.10%       63.92%        58.07%
October 2007.........    64.10%       63.91%        58.00%
November 2007........    64.10%       63.90%        57.93%
December 2007........    64.09%       63.88%        57.85%
January 2008.........    64.09%       63.86%        57.78%
February 2008........    64.09%       63.85%        57.70%
March 2008...........    64.08%       63.84%        57.62%
April 2008...........    64.08%       63.82%        57.53%
May 2008.............    64.08%       63.81%        57.45%
June 2008............    64.07%       63.79%        57.36%
July 2008............    64.07%       63.77%        57.27%
August 2008..........    64.06%       63.75%        57.18%
September 2008.......    64.06%       63.73%        57.08%
October 2008.........    64.05%       63.71%        56.99%
November 2008........    64.05%       63.68%        56.88%
December 2008........    64.04%       63.66%        56.78%
January 2009.........    64.04%       63.64%        56.68%
February 2009........    64.03%       63.61%        56.57%
March 2009...........    64.02%       63.59%        56.45%
April 2009...........    64.02%       63.57%        56.34%
May 2009.............    64.01%       63.53%        56.22%
June 2009............    64.00%       63.51%        56.10%
July 2009............    64.00%       63.48%        55.98%
August 2009..........    63.98%       63.45%        55.85%

                                      A-5-1

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
September 2009.......    63.98%       63.42%        55.72%
October 2009.........    63.96%       63.39%        55.59%
November 2009........    63.96%       63.35%        55.45%
December 2009........    63.94%       63.31%        55.31%
January 2010.........    63.94%       63.28%        55.17%
February 2010........    63.92%       63.24%        55.02%
March 2010...........    63.91%       63.20%        54.87%
April 2010...........    63.90%       63.16%        54.72%
May 2010.............    63.88%       63.12%        54.56%
June 2010............    63.87%       63.08%        54.40%
July 2010............    63.86%       63.04%        54.24%
August 2010..........    63.84%       62.99%        54.07%
September 2010.......    63.83%       62.94%        53.90%
October 2010.........    63.81%       62.89%        53.72%
November 2010........    63.79%       62.84%        53.54%
December 2010........    63.77%       62.79%        53.36%
January 2011.........    63.75%       62.73%        53.17%
February 2011........    63.73%       62.68%        52.98%
March 2011...........    63.71%       62.62%        52.78%
April 2011...........    63.69%       62.57%        52.58%
May 2011.............    63.67%       62.50%        52.38%
June 2011............    63.65%       62.44%        52.17%
July 2011............    63.62%       62.38%        51.96%
August 2011..........    63.60%       62.31%        51.74%
September 2011.......    63.57%       62.24%        51.51%
October 2011.........    63.54%       62.17%        51.29%
November 2011........    63.51%       62.10%        51.06%
December 2011........    63.48%       62.02%        50.82%
January 2012.........    63.45%       61.94%        50.58%
February 2012........    63.42%       61.87%        50.34%
March 2012...........    63.39%       61.79%        50.09%
April 2012...........    63.35%       61.71%        49.83%
May 2012.............    63.31%       61.62%        49.57%
June 2012............    63.27%       61.53%        49.31%
July 2012............    63.24%       61.44%        49.04%
August 2012..........    63.20%       61.34%        48.76%
September 2012.......    63.15%       61.25%        48.49%
October 2012.........    63.10%       61.15%        48.20%
November 2012........    63.06%       61.05%        47.91%
December 2012........    63.01%       60.95%        47.61%
January 2013.........    62.97%       60.84%        47.31%
February 2013........    62.92%       60.73%        47.01%
March 2013...........    62.86%       60.62%        46.70%
April 2013...........    62.80%       60.50%        46.38%
May 2013.............    62.75%       60.39%        46.06%
June 2013............    62.69%       60.26%        45.72%
July 2013............    62.63%       60.14%        45.39%
August 2013..........    62.57%       60.01%        45.05%
September 2013.......    62.50%       59.88%        44.71%
October 2013.........    62.43%       59.74%        44.35%
November 2013........    62.36%       59.61%        44.00%
December 2013........    62.29%       59.47%        43.63%
January 2014.........    62.22%       59.33%        43.26%
February 2014........    62.14%       59.18%        42.89%
March 2014...........    62.06%       59.03%        42.51%
April 2014...........    61.98%       58.88%        42.12%
May 2014.............    61.90%       58.72%        41.72%

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
June 2014............    61.81%       58.56%        41.32%
July 2014............    61.72%       58.40%        40.91%
August 2014..........    61.63%       58.23%        40.50%
September 2014.......    61.54%       58.06%        40.08%
October 2014.........    61.44%       57.88%        39.65%
November 2014........    61.34%       57.70%        39.22%
December 2014........    61.23%       57.52%        38.78%
January 2015.........    61.12%       57.33%        38.33%
February 2015........    61.01%       57.13%        37.88%
March 2015...........    60.90%       56.94%        37.42%
April 2015...........    60.77%       56.73%        36.95%
May 2015.............    60.65%       56.53%        36.46%
June 2015............    60.51%       56.31%        35.98%
July 2015............    60.38%       56.09%        35.48%
August 2015..........    60.24%       55.86%        34.98%
September 2015.......    60.09%       55.62%        34.48%
October 2015.........    59.94%       55.39%        33.95%
November 2015........    59.78%       55.15%        33.43%
December 2015........    59.62%       54.89%        32.90%
January 2016.........    59.45%       54.64%        32.35%
February 2016........    59.28%       54.38%        31.80%
March 2016...........    59.10%       54.11%        31.25%
April 2016...........    58.92%       53.84%        30.68%
May 2016.............    58.72%       53.55%        30.10%
June 2016............    58.53%       53.27%        29.52%
July 2016............    58.32%       52.98%        28.93%
August 2016..........    58.11%       52.67%        28.33%
September 2016.......    57.90%       52.37%        27.72%
October 2016.........    57.69%       52.07%        27.11%
November 2016........    57.46%       51.75%        26.48%
December 2016........    57.24%       51.43%        25.86%
January 2017.........    57.00%       51.11%        25.22%
February 2017........    56.76%       50.78%        24.57%
March 2017...........    56.51%       50.43%        23.91%
April 2017...........    56.25%       50.09%        23.25%
May 2017.............    56.00%       49.74%        22.58%
June 2017............    55.74%       49.38%        21.90%
July 2017............    55.47%       49.02%        21.20%
August 2017..........    55.20%       48.66%        20.51%
September 2017.......    54.92%       48.29%        19.80%
October 2017.........    54.63%       47.92%        19.09%
November 2017........    54.34%       47.53%        18.37%
December 2017........    54.04%       47.14%        17.64%
January 2018.........    53.74%       46.75%        16.90%
February 2018........    53.42%       46.35%        16.15%
March 2018...........    53.10%       45.94%        15.39%
April 2018...........    52.78%       45.52%        14.62%
May 2018.............    52.44%       45.09%        13.84%
June 2018............    52.09%       44.67%        13.05%
July 2018............    51.74%       44.22%        12.25%
August 2018..........    51.37%       43.78%        11.44%
September 2018.......    51.00%       43.32%        10.63%
October 2018.........    50.62%       42.86%         9.80%
November 2018........    50.23%       42.38%         8.96%
December 2018........    49.83%       41.90%         8.11%
January 2019.........    49.42%       41.41%         7.25%
February 2019........    49.00%       40.92%         6.39%

                                      A-5-2

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
March 2019...........    48.57%       40.41%         5.51%
April 2019...........    48.13%       39.90%         4.62%
May 2019.............    47.68%       39.37%         3.71%
June 2019............    47.22%       38.84%         2.80%
July 2019............    46.75%       38.30%         1.88%
August 2019..........    46.26%       37.74%         0.94%
September 2019.......    45.77%       37.18%         0.00%
October 2019.........    45.26%       36.62%
November 2019........    44.73%       36.04%
December 2019........    44.21%       35.45%
January 2020.........    43.66%       34.85%
February 2020........    43.10%       34.24%
March 2020...........    42.53%       33.62%
April 2020...........    41.95%       32.99%
May 2020.............    41.35%       32.35%
June 2020............    40.74%       31.70%
July 2020............    40.11%       31.03%
August 2020..........    39.47%       30.36%
September 2020.......    38.81%       29.68%
October 2020.........    38.15%       28.98%
November 2020........    37.46%       28.27%
December 2020........    36.76%       27.56%
January 2021.........    36.05%       26.83%
February 2021........    35.31%       26.09%
March 2021...........    34.56%       25.33%
April 2021...........    33.80%       24.57%
May 2021.............    33.01%       23.79%
June 2021............    32.21%       23.00%
July 2021............    31.40%       22.20%

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
August 2021..........    30.56%       21.39%
September 2021.......    29.71%       20.56%
October 2021.........    28.84%       19.72%
November 2021........    27.95%       18.87%
December 2021........    27.04%       18.00%
January 2022.........    26.11%       17.12%
February 2022........    25.16%       16.23%
March 2022...........    24.19%       15.32%
April 2022...........    23.20%       14.41%
May 2022.............    22.19%       13.47%
June 2022............    21.16%       12.52%
July 2022............    20.10%       11.56%
August 2022..........    19.03%       10.59%
September 2022.......    17.93%        9.59%
October 2022.........    16.81%        8.59%
November 2022........    15.67%        7.57%
December 2022........    14.50%        6.54%
January 2023.........    13.31%        5.49%
February 2023........    12.10%        4.42%
March 2023...........    10.85%        3.34%
April 2023...........     9.59%        2.24%
May 2023.............     8.30%        1.13%
June 2023............     6.98%        0.00%
July 2023............     5.64%
August 2023..........     4.27%
September 2023.......     2.88%
October 2023.........     1.45%
November 2023........     0.00%

                                      A-5-3

                                   APPENDIX B

                           CLASS B CLASS PERCENTAGES

                        CLASS B      CLASS B       CLASS B
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
July 2000............    10.05%       10.01%         9.95%
August 2000..........    10.04%       10.00%         9.94%
September 2000.......    10.03%        9.99%         9.93%
October 2000.........    10.03%        9.99%         9.92%
November 2000........    10.02%        9.98%         9.92%
December 2000........     9.94%        9.90%         9.84%
January 2001.........     9.94%        9.90%         9.84%
February 2001........     9.94%        9.90%         9.83%
March 2001...........     9.94%        9.90%         9.83%
April 2001...........     9.94%        9.90%         9.83%
May 2001.............     9.94%        9.90%         9.82%
June 2001............     9.94%        9.90%         9.82%
July 2001............     9.94%        9.90%         9.82%
August 2001..........     9.94%        9.90%         9.81%
September 2001.......     9.94%        9.91%         9.80%
October 2001.........     9.95%        9.91%         9.80%
November 2001........     9.95%        9.91%         9.79%
December 2001........     9.95%        9.91%         9.78%
January 2002.........     9.95%        9.91%         9.78%
February 2002........     9.95%        9.91%         9.77%
March 2002...........     9.95%        9.91%         9.76%
April 2002...........     9.95%        9.91%         9.75%
May 2002.............     9.95%        9.91%         9.74%
June 2002............     9.95%        9.91%         9.73%
July 2002............     9.95%        9.91%         9.72%
August 2002..........     9.95%        9.91%         9.71%
September 2002.......     9.95%        9.91%         9.70%
October 2002.........     9.95%        9.91%         9.69%
November 2002........     9.95%        9.91%         9.67%
December 2002........     9.95%        9.91%         9.66%
January 2003.........     9.95%        9.91%         9.65%
February 2003........     9.95%        9.91%         9.63%
March 2003...........     9.95%        9.91%         9.62%
April 2003...........     9.95%        9.91%         9.60%
May 2003.............     9.95%        9.91%         9.59%
June 2003............     9.95%        9.90%         9.57%
July 2003............     9.95%        9.90%         9.55%
August 2003..........     9.95%        9.90%         9.53%
September 2003.......     9.95%        9.90%         9.52%
October 2003.........     9.95%        9.90%         9.50%
November 2003........     9.95%        9.90%         9.48%
December 2003........     9.95%        9.90%         9.46%
January 2004.........     9.95%        9.90%         9.44%
February 2004........     9.95%        9.90%         9.42%
March 2004...........     9.95%        9.90%         9.40%
April 2004...........     9.95%        9.90%         9.38%
May 2004.............     9.95%        9.90%         9.35%
June 2004............     9.95%        9.89%         9.33%
July 2004............     9.95%        9.89%         9.31%
August 2004..........     9.95%        9.89%         9.28%
September 2004.......     9.95%        9.89%         9.26%
October 2004.........     9.95%        9.89%         9.23%
November 2004........     9.95%        9.89%         9.21%
December 2004........     9.95%        9.88%         9.18%
January 2005.........     9.95%        9.88%         9.16%

                        CLASS B      CLASS B       CLASS B
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
February 2005........     9.95%        9.88%         9.13%
March 2005...........     9.95%        9.88%         9.10%
April 2005...........     9.95%        9.87%         9.07%
May 2005.............     9.95%        9.87%         9.04%
June 2005............     9.95%        9.87%         9.02%
July 2005............     9.95%        9.86%         8.98%
August 2005..........     9.95%        9.86%         8.95%
September 2005.......     9.95%        9.86%         8.92%
October 2005.........     9.95%        9.85%         8.89%
November 2005........     9.95%        9.85%         8.86%
December 2005........     9.95%        9.84%         8.83%
January 2006.........     9.95%        9.84%         8.79%
February 2006........     9.95%        9.84%         8.76%
March 2006...........     9.95%        9.83%         8.73%
April 2006...........     9.95%        9.82%         8.69%
May 2006.............     9.95%        9.82%         8.65%
June 2006............     9.95%        9.81%         8.62%
July 2006............     9.95%        9.81%         8.58%
August 2006..........     9.95%        9.80%         8.54%
September 2006.......     9.95%        9.79%         8.50%
October 2006.........     9.95%        9.79%         8.47%
November 2006........     9.95%        9.78%         8.43%
December 2006........     9.95%        9.77%         8.39%
January 2007.........     9.95%        9.76%         8.35%
February 2007........     9.95%        9.76%         8.30%
March 2007...........     9.95%        9.75%         8.26%
April 2007...........     9.95%        9.74%         8.22%
May 2007.............     9.95%        9.73%         8.18%
June 2007............     9.94%        9.72%         8.13%
July 2007............     9.94%        9.71%         8.09%
August 2007..........     9.94%        9.70%         8.05%
September 2007.......     9.94%        9.69%         8.00%
October 2007.........     9.94%        9.68%         7.95%
November 2007........     9.94%        9.67%         7.91%
December 2007........     9.94%        9.65%         7.86%
January 2008.........     9.94%        9.64%         7.81%
February 2008........     9.93%        9.63%         7.77%
March 2008...........     9.93%        9.62%         7.72%
April 2008...........     9.93%        9.60%         7.67%
May 2008.............     9.93%        9.59%         7.62%
June 2008............     9.93%        9.58%         7.57%
July 2008............     9.92%        9.56%         7.52%
August 2008..........     9.92%        9.55%         7.46%
September 2008.......     9.92%        9.53%         7.41%
October 2008.........     9.92%        9.52%         7.36%
November 2008........     9.91%        9.50%         7.31%
December 2008........     9.91%        9.48%         7.25%
January 2009.........     9.91%        9.46%         7.20%
February 2009........     9.91%        9.45%         7.14%
March 2009...........     9.90%        9.43%         7.09%
April 2009...........     9.90%        9.41%         7.03%
May 2009.............     9.89%        9.39%         6.97%
June 2009............     9.89%        9.37%         6.92%
July 2009............     9.89%        9.35%         6.86%
August 2009..........     9.88%        9.33%         6.80%

                                      A-6-1

                        CLASS B      CLASS B       CLASS B
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
September 2009.......     9.88%        9.31%         6.74%
October 2009.........     9.87%        9.29%         6.68%
November 2009........     9.87%        9.26%         6.62%
December 2009........     9.86%        9.24%         6.56%
January 2010.........     9.86%        9.22%         6.49%
February 2010........     9.85%        9.19%         6.43%
March 2010...........     9.85%        9.17%         6.37%
April 2010...........     9.84%        9.14%         6.31%
May 2010.............     9.84%        9.12%         6.24%
June 2010............     9.83%        9.09%         6.18%
July 2010............     9.82%        9.06%         6.11%
August 2010..........     9.82%        9.04%         6.04%
September 2010.......     9.81%        9.01%         5.98%
October 2010.........     9.80%        8.98%         5.91%
November 2010........     9.80%        8.95%         5.84%
December 2010........     9.79%        8.92%         5.77%
January 2011.........     9.78%        8.89%         5.71%
February 2011........     9.77%        8.85%         5.64%
March 2011...........     9.76%        8.82%         5.56%
April 2011...........     9.75%        8.79%         5.49%
May 2011.............     9.74%        8.75%         5.42%
June 2011............     9.73%        8.72%         5.35%
July 2011............     9.72%        8.68%         5.28%
August 2011..........     9.71%        8.65%         5.20%
September 2011.......     9.70%        8.61%         5.13%
October 2011.........     9.69%        8.57%         5.06%
November 2011........     9.68%        8.54%         4.98%
December 2011........     9.67%        8.50%         4.90%
January 2012.........     9.65%        8.46%         4.83%
February 2012........     9.64%        8.42%         4.75%
March 2012...........     9.63%        8.37%         4.67%
April 2012...........     9.61%        8.33%         4.60%
May 2012.............     9.60%        8.29%         4.52%
June 2012............     9.58%        8.24%         4.44%
July 2012............     9.56%        8.20%         4.36%
August 2012..........     9.55%        8.15%         4.28%
September 2012.......     9.53%        8.11%         4.19%
October 2012.........     9.51%        8.06%         4.11%
November 2012........     9.50%        8.01%         4.03%
December 2012........     9.48%        7.96%         3.95%
January 2013.........     9.46%        7.91%         3.86%
February 2013........     9.44%        7.86%         3.78%
March 2013...........     9.42%        7.81%         3.69%
April 2013...........     9.40%        7.75%         3.61%
May 2013.............     9.38%        7.70%         3.52%
June 2013............     9.35%        7.64%         3.43%
July 2013............     9.33%        7.59%         3.35%
August 2013..........     9.30%        7.53%         3.26%
September 2013.......     9.28%        7.47%         3.17%
October 2013.........     9.25%        7.41%         3.08%
November 2013........     9.23%        7.35%         2.99%
December 2013........     9.20%        7.29%         2.90%
January 2014.........     9.17%        7.23%         2.81%
February 2014........     9.14%        7.17%         2.72%
March 2014...........     9.11%        7.10%         2.62%
April 2014...........     9.08%        7.04%         2.53%
May 2014.............     9.05%        6.97%         2.44%

                        CLASS B      CLASS B       CLASS B
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
June 2014............     9.02%        6.91%         2.34%
July 2014............     8.99%        6.84%         2.25%
August 2014..........     8.95%        6.77%         2.15%
September 2014.......     8.92%        6.70%         2.06%
October 2014.........     8.88%        6.63%         1.96%
November 2014........     8.84%        6.55%         1.86%
December 2014........     8.81%        6.48%         1.76%
January 2015.........     8.77%        6.41%         1.67%
February 2015........     8.73%        6.33%         1.57%
March 2015...........     8.68%        6.25%         1.47%
April 2015...........     8.64%        6.17%         1.37%
May 2015.............     8.60%        6.09%         1.26%
June 2015............     8.55%        6.01%         1.16%
July 2015............     8.50%        5.93%         1.06%
August 2015..........     8.45%        5.84%         0.96%
September 2015.......     8.40%        5.76%         0.85%
October 2015.........     8.35%        5.67%         0.75%
November 2015........     8.30%        5.58%         0.64%
December 2015........     8.24%        5.49%         0.54%
January 2016.........     8.19%        5.40%         0.43%
February 2016........     8.13%        5.31%         0.32%
March 2016...........     8.07%        5.22%         0.22%
April 2016...........     8.01%        5.12%         0.11%
May 2016.............     7.95%        5.03%         0.00%
June 2016............     7.88%        4.93%
July 2016............     7.82%        4.83%
August 2016..........     7.75%        4.73%
September 2016.......     7.68%        4.63%
October 2016.........     7.61%        4.53%
November 2016........     7.54%        4.42%
December 2016........     7.46%        4.32%
January 2017.........     7.39%        4.21%
February 2017........     7.31%        4.10%
March 2017...........     7.23%        3.99%
April 2017...........     7.15%        3.88%
May 2017.............     7.07%        3.77%
June 2017............     6.98%        3.65%
July 2017............     6.89%        3.54%
August 2017..........     6.81%        3.42%
September 2017.......     6.72%        3.30%
October 2017.........     6.62%        3.19%
November 2017........     6.53%        3.06%
December 2017........     6.43%        2.94%
January 2018.........     6.33%        2.82%
February 2018........     6.23%        2.69%
March 2018...........     6.13%        2.57%
April 2018...........     6.02%        2.44%
May 2018.............     5.92%        2.31%
June 2018............     5.81%        2.18%
July 2018............     5.69%        2.04%
August 2018..........     5.58%        1.91%
September 2018.......     5.46%        1.77%
October 2018.........     5.34%        1.63%
November 2018........     5.22%        1.49%
December 2018........     5.09%        1.35%
January 2019.........     4.96%        1.21%
February 2019........     4.83%        1.06%

                                      A-6-2

                        CLASS B      CLASS B       CLASS B
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
March 2019...........     4.69%        0.92%
April 2019...........     4.56%        0.77%
May 2019.............     4.42%        0.62%
June 2019............     4.27%        0.47%
July 2019............     4.13%        0.31%
August 2019..........     3.98%        0.16%
September 2019.......     3.82%        0.00%
October 2019.........     3.67%
November 2019........     3.51%
December 2019........     3.34%
January 2020.........     3.18%
February 2020........     3.01%
March 2020...........     2.84%
April 2020...........     2.66%
May 2020.............     2.48%
June 2020............     2.29%
July 2020............     2.10%
August 2020..........     1.91%
September 2020.......     1.72%
October 2020.........     1.52%
November 2020........     1.31%
December 2020........     1.10%
January 2021.........     0.89%
February 2021........     0.68%
March 2021...........     0.45%
April 2021...........     0.23%
May 2021.............     0.00%

                                      A-6-3

                                   APPENDIX C

                           CLASS C CLASS PERCENTAGES

                             CLASS C             CLASS C
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
July 2000............          100.00%             100.00%
August 2000..........          100.00%              99.99%
September 2000.......          100.00%              99.96%
October 2000.........           99.99%              99.92%
November 2000........           99.98%              99.87%
December 2000........           99.97%              99.80%
January 2001.........           99.96%              99.72%
February 2001........           99.94%              99.64%
March 2001...........           99.92%              99.54%
April 2001...........           99.90%              99.42%
May 2001.............           99.87%              99.30%
June 2001............           99.84%              99.17%
July 2001............           99.81%              99.03%
August 2001..........           99.77%              98.88%
September 2001.......           99.73%              98.72%
October 2001.........           99.69%              98.55%
November 2001........           99.64%              98.36%
December 2001........           99.59%              98.17%
January 2002.........           99.53%              97.97%
February 2002........           99.47%              97.76%
March 2002...........           99.41%              97.55%
April 2002...........           99.34%              97.32%
May 2002.............           99.27%              97.08%
June 2002............           99.20%              96.84%
July 2002............           99.12%              96.58%
August 2002..........           99.04%              96.32%
September 2002.......           98.95%              96.05%
October 2002.........           98.87%              95.77%
November 2002........           98.77%              95.48%
December 2002........           98.67%              95.18%
January 2003.........           98.57%              94.88%
February 2003........           98.47%              94.56%
March 2003...........           98.36%              94.24%
April 2003...........           98.24%              93.91%
May 2003.............           98.12%              93.57%
June 2003............           98.00%              93.22%
July 2003............           97.87%              92.86%
August 2003..........           97.74%              92.50%
September 2003.......           97.61%              92.13%
October 2003.........           97.47%              91.75%
November 2003........           97.32%              91.36%
December 2003........           97.17%              90.96%
January 2004.........           97.02%              90.56%
February 2004........           96.87%              90.15%
March 2004...........           96.70%              89.73%
April 2004...........           96.54%              89.30%
May 2004.............           96.37%              88.86%
June 2004............           96.19%              88.42%
July 2004............           96.01%              87.97%
August 2004..........           95.83%              87.51%
September 2004.......           95.64%              87.04%
October 2004.........           95.45%              86.57%
November 2004........           95.25%              86.08%
December 2004........           95.05%              85.59%
January 2005.........           94.85%              85.10%

                             CLASS C             CLASS C
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
February 2005........           94.63%              84.59%
March 2005...........           94.42%              84.08%
April 2005...........           94.20%              83.56%
May 2005.............           93.97%              83.03%
June 2005............           93.75%              82.49%
July 2005............           93.51%              81.95%
August 2005..........           93.27%              81.40%
September 2005.......           93.03%              80.84%
October 2005.........           92.78%              80.28%
November 2005........           92.53%              79.71%
December 2005........           92.27%              79.13%
January 2006.........           92.01%              78.54%
February 2006........           91.74%              77.95%
March 2006...........           91.47%              77.35%
April 2006...........           91.20%              76.74%
May 2006.............           90.92%              76.12%
June 2006............           90.63%              75.50%
July 2006............           90.34%              74.87%
August 2006..........           90.04%              74.23%
September 2006.......           89.74%              73.58%
October 2006.........           89.44%              72.93%
November 2006........           89.13%              72.27%
December 2006........           88.81%              71.61%
January 2007.........           88.49%              70.93%
February 2007........           88.17%              70.25%
March 2007...........           87.84%              69.57%
April 2007...........           87.51%              68.87%
May 2007.............           87.17%              68.17%
June 2007............           86.82%              67.46%
July 2007............           86.47%              66.75%
August 2007..........           86.12%              66.02%
September 2007.......           85.76%              65.29%
October 2007.........           85.40%              64.56%
November 2007........           85.03%              63.81%
December 2007........           84.65%              63.06%
January 2008.........           84.28%              62.31%
February 2008........           83.89%              61.54%
March 2008...........           83.50%              60.77%
April 2008...........           83.11%              59.99%
May 2008.............           82.71%              59.21%
June 2008............           82.31%              58.42%
July 2008............           81.90%              57.62%
August 2008..........           81.48%              56.81%
September 2008.......           81.06%              56.00%
October 2008.........           80.64%              55.18%
November 2008........           80.21%              54.36%
December 2008........           79.77%              53.52%
January 2009.........           79.33%              52.68%
February 2009........           78.89%              51.84%
March 2009...........           78.44%              50.99%
April 2009...........           77.98%              50.13%
May 2009.............           77.52%              49.26%
June 2009............           77.06%              48.39%
July 2009............           76.59%              47.51%
August 2009..........           76.11%              46.62%

                                      A-7-1

                             CLASS C             CLASS C
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
September 2009.......           75.63%              45.73%
October 2009.........           75.14%              44.83%
November 2009........           74.65%              43.92%
December 2009........           74.16%              43.01%
January 2010.........           73.65%              42.09%
February 2010........           73.15%              41.16%
March 2010...........           72.63%              40.23%
April 2010...........           72.12%              39.29%
May 2010.............           71.59%              38.35%
June 2010............           71.06%              37.39%
July 2010............           70.53%              36.44%
August 2010..........           69.99%              35.47%
September 2010.......           69.45%              34.50%
October 2010.........           68.90%              33.52%
November 2010........           68.34%              32.53%
December 2010........           67.78%              31.54%
January 2011.........           67.22%              30.55%
February 2011........           66.65%              29.54%
March 2011...........           66.07%              28.53%
April 2011...........           65.49%              27.51%
May 2011.............           64.90%              26.49%
June 2011............           64.31%              25.46%
July 2011............           63.71%              24.42%
August 2011..........           63.11%              23.38%
September 2011.......           62.50%              22.33%
October 2011.........           61.89%              21.27%
November 2011........           61.27%              20.21%
December 2011........           60.65%              19.14%
January 2012.........           60.02%              18.07%
February 2012........           59.38%              16.98%
March 2012...........           58.74%              15.90%
April 2012...........           58.09%              14.80%
May 2012.............           57.44%              13.70%
June 2012............           56.78%              12.59%
July 2012............           56.12%              11.48%
August 2012..........           55.45%              10.36%
September 2012.......           54.78%               9.24%
October 2012.........           54.10%               8.10%
November 2012........           53.42%               6.96%
December 2012........           52.73%               5.82%
January 2013.........           52.03%               4.67%
February 2013........           51.33%               3.51%
March 2013...........           50.62%               2.35%
April 2013...........           49.91%               1.18%
May 2013.............           49.19%               0.00%
June 2013............           48.47%
July 2013............           47.74%
August 2013..........           47.01%
September 2013.......           46.27%
October 2013.........           45.52%
November 2013........           44.77%

                             CLASS C             CLASS C
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
December 2013........           44.02%
January 2014.........           43.25%
February 2014........           42.49%
March 2014...........           41.71%
April 2014...........           40.94%
May 2014.............           40.15%
June 2014............           39.36%
July 2014............           38.57%
August 2014..........           37.76%
September 2014.......           36.96%
October 2014.........           36.14%
November 2014........           35.33%
December 2014........           34.50%
January 2015.........           33.67%
February 2015........           32.84%
March 2015...........           32.00%
April 2015...........           31.15%
May 2015.............           30.30%
June 2015............           29.44%
July 2015............           28.58%
August 2015..........           27.71%
September 2015.......           26.83%
October 2015.........           25.95%
November 2015........           25.07%
December 2015........           24.18%
January 2016.........           23.28%
February 2016........           22.37%
March 2016...........           21.46%
April 2016...........           20.55%
May 2016.............           19.63%
June 2016............           18.70%
July 2016............           17.77%
August 2016..........           16.83%
September 2016.......           15.89%
October 2016.........           14.94%
November 2016........           13.98%
December 2016........           13.02%
January 2017.........           12.06%
February 2017........           11.08%
March 2017...........           10.10%
April 2017...........            9.12%
May 2017.............            8.13%
June 2017............            7.13%
July 2017............            6.13%
August 2017..........            5.13%
September 2017.......            4.11%
October 2017.........            3.09%
November 2017........            2.07%
December 2017........            1.04%
January 2018.........            0.00%

                                      A-7-2

                                   APPENDIX D

                           CLASS D CLASS PERCENTAGES

                             CLASS D             CLASS D
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
July 2000............          100.00%             100.00%
August 2000..........          100.00%             100.00%
September 2000.......          100.00%             100.00%
October 2000.........          100.00%             100.00%
November 2000........          100.00%             100.00%
December 2000........          100.00%             100.00%
January 2001.........          100.00%             100.00%
February 2001........          100.00%             100.00%
March 2001...........          100.00%             100.00%
April 2001...........          100.00%             100.00%
May 2001.............          100.00%             100.00%
June 2001............          100.00%             100.00%
July 2001............          100.00%             100.00%
August 2001..........          100.00%             100.00%
September 2001.......          100.00%             100.00%
October 2001.........          100.00%             100.00%
November 2001........          100.00%             100.00%
December 2001........          100.00%             100.00%
January 2002.........          100.00%             100.00%
February 2002........          100.00%             100.00%
March 2002...........          100.00%             100.00%
April 2002...........          100.00%             100.00%
May 2002.............          100.00%             100.00%
June 2002............          100.00%             100.00%
July 2002............          100.00%             100.00%
August 2002..........          100.00%             100.00%
September 2002.......          100.00%             100.00%
October 2002.........          100.00%             100.00%
November 2002........          100.00%             100.00%
December 2002........          100.00%             100.00%
January 2003.........          100.00%             100.00%
February 2003........          100.00%             100.00%
March 2003...........          100.00%             100.00%
April 2003...........          100.00%             100.00%
May 2003.............          100.00%             100.00%
June 2003............          100.00%             100.00%
July 2003............          100.00%             100.00%
August 2003..........          100.00%             100.00%
September 2003.......          100.00%             100.00%
October 2003.........          100.00%             100.00%
November 2003........          100.00%             100.00%
December 2003........          100.00%             100.00%
January 2004.........          100.00%             100.00%
February 2004........          100.00%             100.00%
March 2004...........          100.00%             100.00%
April 2004...........          100.00%             100.00%
May 2004.............          100.00%             100.00%
June 2004............          100.00%             100.00%
July 2004............          100.00%             100.00%
August 2004..........          100.00%             100.00%
September 2004.......          100.00%             100.00%
October 2004.........          100.00%             100.00%
November 2004........          100.00%             100.00%
December 2004........          100.00%             100.00%
January 2005.........          100.00%             100.00%

                             CLASS D             CLASS D
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
February 2005........          100.00%             100.00%
March 2005...........          100.00%             100.00%
April 2005...........          100.00%             100.00%
May 2005.............          100.00%             100.00%
June 2005............          100.00%             100.00%
July 2005............          100.00%             100.00%
August 2005..........          100.00%             100.00%
September 2005.......          100.00%             100.00%
October 2005.........          100.00%             100.00%
November 2005........          100.00%             100.00%
December 2005........          100.00%             100.00%
January 2006.........          100.00%             100.00%
February 2006........          100.00%             100.00%
March 2006...........          100.00%             100.00%
April 2006...........          100.00%             100.00%
May 2006.............          100.00%             100.00%
June 2006............          100.00%             100.00%
July 2006............          100.00%             100.00%
August 2006..........          100.00%             100.00%
September 2006.......          100.00%             100.00%
October 2006.........          100.00%              99.95%
November 2006........          100.00%              99.84%
December 2006........          100.00%              99.69%
January 2007.........          100.00%              99.50%
February 2007........          100.00%              99.27%
March 2007...........          100.00%              99.01%
April 2007...........          100.00%              98.71%
May 2007.............          100.00%              98.39%
June 2007............          100.00%              98.03%
July 2007............          100.00%              97.65%
August 2007..........          100.00%              97.24%
September 2007.......          100.00%              96.80%
October 2007.........          100.00%              96.34%
November 2007........          100.00%              95.85%
December 2007........           99.99%              95.33%
January 2008.........           99.99%              94.80%
February 2008........           99.99%              94.23%
March 2008...........           99.99%              93.65%
April 2008...........           99.98%              93.04%
May 2008.............           99.98%              92.41%
June 2008............           99.97%              91.76%
July 2008............           99.96%              91.09%
August 2008..........           99.96%              90.39%
September 2008.......           99.95%              89.67%
October 2008.........           99.94%              88.94%
November 2008........           99.93%              88.18%
December 2008........           99.91%              87.40%
January 2009.........           99.90%              86.60%
February 2009........           99.88%              85.78%
March 2009...........           99.86%              84.94%
April 2009...........           99.85%              84.09%
May 2009.............           99.82%              83.21%
June 2009............           99.80%              82.31%
July 2009............           99.78%              81.40%
August 2009..........           99.75%              80.46%

                                      A-8-1

                             CLASS D             CLASS D
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
September 2009.......           99.72%              79.51%
October 2009.........           99.69%              78.54%
November 2009........           99.65%              77.55%
December 2009........           99.62%              76.55%
January 2010.........           99.58%              75.52%
February 2010........           99.53%              74.48%
March 2010...........           99.49%              73.42%
April 2010...........           99.44%              72.34%
May 2010.............           99.39%              71.24%
June 2010............           99.34%              70.13%
July 2010............           99.28%              69.00%
August 2010..........           99.22%              67.85%
September 2010.......           99.15%              66.69%
October 2010.........           99.09%              65.51%
November 2010........           99.01%              64.31%
December 2010........           98.94%              63.10%
January 2011.........           98.86%              61.86%
February 2011........           98.78%              60.62%
March 2011...........           98.69%              59.35%
April 2011...........           98.60%              58.07%
May 2011.............           98.50%              56.78%
June 2011............           98.40%              55.47%
July 2011............           98.30%              54.14%
August 2011..........           98.19%              52.79%
September 2011.......           98.07%              51.43%
October 2011.........           97.95%              50.06%
November 2011........           97.83%              48.67%
December 2011........           97.70%              47.26%
January 2012.........           97.56%              45.84%
February 2012........           97.42%              44.40%
March 2012...........           97.27%              42.95%
April 2012...........           97.12%              41.48%
May 2012.............           96.97%              40.00%
June 2012............           96.80%              38.50%
July 2012............           96.63%              36.98%
August 2012..........           96.46%              35.45%
September 2012.......           96.27%              33.91%
October 2012.........           96.09%              32.35%
November 2012........           95.89%              30.78%
December 2012........           95.69%              29.19%
January 2013.........           95.48%              27.59%
February 2013........           95.27%              25.97%
March 2013...........           95.04%              24.34%
April 2013...........           94.82%              22.69%
May 2013.............           94.58%              21.03%
June 2013............           94.34%              19.36%
July 2013............           94.08%              17.67%
August 2013..........           93.82%              15.97%
September 2013.......           93.56%              14.25%
October 2013.........           93.28%              12.52%
November 2013........           93.00%              10.77%
December 2013........           92.71%               9.01%
January 2014.........           92.41%               7.24%
February 2014........           92.10%               5.45%
March 2014...........           91.79%               3.65%
April 2014...........           91.46%               1.83%
May 2014.............           91.13%               0.00%

                             CLASS D             CLASS D
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
June 2014............           90.78%
July 2014............           90.43%
August 2014..........           90.07%
September 2014.......           89.70%
October 2014.........           89.32%
November 2014........           88.93%
December 2014........           88.53%
January 2015.........           88.12%
February 2015........           87.70%
March 2015...........           87.27%
April 2015...........           86.83%
May 2015.............           86.38%
June 2015............           85.92%
July 2015............           85.45%
August 2015..........           84.97%
September 2015.......           84.47%
October 2015.........           83.97%
November 2015........           83.45%
December 2015........           82.92%
January 2016.........           82.39%
February 2016........           81.83%
March 2016...........           81.27%
April 2016...........           80.70%
May 2016.............           80.11%
June 2016............           79.51%
July 2016............           78.90%
August 2016..........           78.28%
September 2016.......           77.64%
October 2016.........           76.99%
November 2016........           76.33%
December 2016........           75.65%
January 2017.........           74.96%
February 2017........           74.26%
March 2017...........           73.54%
April 2017...........           72.81%
May 2017.............           72.07%
June 2017............           71.31%
July 2017............           70.54%
August 2017..........           69.75%
September 2017.......           68.95%
October 2017.........           68.14%
November 2017........           67.31%
December 2017........           66.46%
January 2018.........           65.60%
February 2018........           64.73%
March 2018...........           63.84%
April 2018...........           62.93%
May 2018.............           62.01%
June 2018............           61.07%
July 2018............           60.12%
August 2018..........           59.15%
September 2018.......           58.16%
October 2018.........           57.16%
November 2018........           56.14%
December 2018........           55.10%
January 2019.........           54.05%
February 2019........           52.98%

                                      A-8-2

                             CLASS D             CLASS D
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
March 2019...........           51.89%
April 2019...........           50.79%
May 2019.............           49.67%
June 2019............           48.53%
July 2019............           47.37%
August 2019..........           46.20%
September 2019.......           45.00%
October 2019.........           43.79%
November 2019........           42.56%
December 2019........           41.31%
January 2020.........           40.05%
February 2020........           38.76%
March 2020...........           37.45%
April 2020...........           36.13%
May 2020.............           34.79%
June 2020............           33.42%
July 2020............           32.04%
August 2020..........           30.64%
September 2020.......           29.21%
October 2020.........           27.77%
November 2020........           26.31%
December 2020........           24.82%
January 2021.........           23.32%
February 2021........           21.79%
March 2021...........           20.25%
April 2021...........           18.68%
May 2021.............           17.09%
June 2021............           15.48%
July 2021............           13.85%
August 2021..........           12.20%
September 2021.......           10.52%
October 2021.........            8.82%
November 2021........            7.10%
December 2021........            5.36%
January 2022.........            3.60%
February 2022........            1.81%
March 2022...........            0.00%


                                      A-8-3

                       EXHIBIT A-3 TO INDENTURE SUPPLEMENT

                     FORM OF SUBCLASS A-3 FLOATING RATE NOTE


                                  AERCO LIMITED

                      SUBCLASS A-3 NOTE, due July 15, 2025


No. ____                                                   [CUSIP][ISIN][CCN]
$

                               BEARER GLOBAL NOTE


         AERCO LIMITED, a limited liability company organized under the laws of Jersey, Channel Islands (herein referred to as the "Issuer"), for value received, hereby promises to pay to the BEARER, upon surrender hereof, the principal sum set forth on the grid schedule attached hereto and made a part hereof (provided, however, that the aggregate principal amount hereof and of all other Subclass A-3 Notes outstanding, collectively, shall not exceed FIVE HUNDRED SIXTY FIVE MILLION DOLLARS ($565,000,000)) on July 15, 2025 (the "Final Maturity Date") and to pay interest monthly in arrears on the Outstanding Principal Balance hereof at a fluctuating interest rate per annum equal to the sum of LIBOR plus .46% per annum (the "Stated Interest Rate") from the date hereof until the Outstanding Principal Balance hereof is paid or duly provided for, payable on each Payment Date. Interest on this Subclass A-3 Note in each Interest Accrual Period shall be calculated on the basis of a 360-day year and the actual number of days elapsed in such Interest Accrual Period.

         This Subclass A-3 Note is one of a duly authorized issue of Notes of the Issuer, designated as its "Subclass A-3 Notes, due July 15, 2025", issued under the Trust Indenture dated as of July 15, 1998 and supplemented by an Indenture Supplement dated as of July 17, 2000 (as amended or supplemented from time to time, the "Indenture"), between the Issuer and Bankers Trust Company, as trustee (the "Trustee"). This Subclass A-3 Note is freely negotiable and transfer of this Subclass A-3 Note shall be by delivery hereof. The Indenture also provides for the issuance of Subclass A-2 Notes, Subclass A-4 Notes, Subclass B-1 Notes, Subclass B-2 Notes, Subclass C-1 Notes, Subclass C-2 Notes, Subclass D-2 Notes, Subclass E-1 Notes and Subclass E-2 Notes (collectively with the Subclass A-3 Notes, the "Notes"). The Subclass A-3, Subclass A-4, Subclass B-2, Subclass C-2, Subclass D-2 and Subclass E-2 Notes are collectively referred to as the "New Notes". All capitalized terms used in this Subclass A-3 Note and not defined herein shall have the respective meanings assigned to such terms in the Indenture. Reference is made to the Indenture and all indentures supplemental thereto for a statement of the respective rights and obligations thereunder of the Issuer, the Trustee and the Subclass A-3 Noteholders. This Subclass A-3 Note is subject to all terms of the Indenture.

         The Issuer will pay or redeem the Outstanding Principal Balance of this Subclass A-3 Note prior to the Final Maturity Date on the Payment Dates and in the amounts specified in the Indenture, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.

         The Issuer may redeem all or part of the Outstanding Principal Balance of this Subclass A-3 Note prior to the Final Maturity Date on the Payment Dates, in the amounts and under the circumstances specified in the Indenture.

         Other than in the case of a redemption for taxation reasons specified in the Indenture, upon any redemption of any amount of the Outstanding Principal Balance of this Subclass A-3 Note (i) with the application of funds other than the Available Collections Amount (including proceeds from Refinancing Notes and proceeds from third parties), such amount shall be redeemed at a Redemption Price equal to the product of the applicable Redemption Premium applicable thereto and the Outstanding Principal Balance thereof and (ii) with the application of the Available Collections Amount, such amount shall be redeemed at a Redemption Price equal to the Outstanding Principal Balance thereof.

         Following the Expected Final Payment Date of this Subclass A-3 Note and until the Outstanding Principal Balance hereof is paid or duly provided for, the Outstanding Principal Balance hereof shall bear additional interest ("Step-Up Interest") at the rate of 0.5% per annum, payable on each Payment Date, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.

         Any amount of Redemption Premium or interest (including Step-Up Interest) on this Subclass A-3 Note that is not paid when due shall, to the fullest extent permitted by applicable law, bear interest at a fluctuating interest rate per annum equal to the Stated Interest Rate plus, following the Expected Final Payment Date of this Subclass A-3 Note, 0.5% per annum, from the date when due until such amount is paid or duly provided for, payable on the next succeeding Payment Date, subject, in the case of Step-Up Interest, to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.

         If an exchange offer (the "Exchange Offer") registered under the Securities Act is not consummated and a shelf registration statement (the "Shelf Registration Statement") under the Securities Act with respect to resales of the New Notes other than the Subclass D-2 and Subclass E-2 Notes is not declared effective by the Commission, on or before April 12, 2001 in accordance with the terms of the Registration Rights Agreement dated as of July 17, 2000, among the Issuer, Morgan Stanley & Co. International Limited and Lehman Brothers Inc., thereafter an additional incremental interest amount will accrue on each subclass of New Notes other than the Subclass D-2 and Subclass E-2 Notes, at an annual rate of 0.5%. Such additional incremental interest amounts on the New Notes other than the Subclass D-2 and Subclass E-2 Notes will be payable in cash on each Payment Date until the Exchange Offer is consummated or the Shelf Registration Statement is declared effective. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.

         The indebtedness evidenced by the Subclass A-3 Notes is, to the extent and in the manner provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Senior Claims, and this Subclass A-3
Note is issued subject to such provisions. Each Holder of this Subclass A-3 Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee his attorney-in-fact for such purpose.

         The maturity of this Subclass A-3 Note is subject to acceleration upon the occurrence and during the continuance of the Events of Default specified in the Indenture.

         This Subclass A-3 Note is and will be secured, on a subordinated basis, by the collateral pledged as security therefor as provided in the Security Documents.

         Subject to and in accordance with the terms of the Indenture, there will be distributed monthly on each Payment Date commencing on August 15, 2000, to the Holder hereof, in the manner specified in Section 3.08 and Section 3.09 of the Indenture, such Holder's pro rata share (based on the aggregate percentage of the Outstanding Principal Balance of the Subclass A-3 Notes held by such Holder) of the aggregate amount distributable to all Holders of Subclass A-3 Notes on such Payment Date.

         All amounts payable in respect of this Subclass A-3 Note shall be payable in U.S. dollars in immediately available funds in the manner provided in the Indenture to the Holder hereof. The final payment with respect to this Subclass A-3 Note, however, shall be made only upon presentation and surrender of this Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice given by the Trustee or Paying Agent with respect to such final payment. At such time, if any, as this Subclass A-3 Note is issued in the form of one or more Definitive Registered Notes, payments on a Payment Date shall be made by check mailed to each Noteholder of such a Definitive Registered Note on the applicable Record Date at its address appearing on the Register maintained with respect to Subclass A-3 Notes. Alternatively, upon application in writing to the Trustee, not later than the applicable Record Date, by a Noteholder of one or more Definitive Registered Notes of Subclass A-3 having an aggregate principal amount of not less than $1,000,000, any such payments shall be made by wire transfer to an account designated by such Noteholder at a financial institution in New York, New York. The final payment with respect to any such Definitive Registered Note, however, shall be made only upon presentation and surrender of such Definitive Registered Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice of such final payment given by the Trustee or Paying Agent. Any reduction in the principal amount of this Subclass A-3 Note (or any one or more predecessor Subclass A-3 Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Subclass A-3 Note and of any Subclass A-3 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass A-3 Note, whether or not noted hereon.

         The Holder of this Subclass A-3 Note agrees, by acceptance hereof, to pay over to the Cash Manager any money (including principal, Redemption Premium and interest) paid to it in respect of this Subclass A-3 Note in the event that the Cash Manager, acting in good faith, determines subsequently that such monies were not paid in accordance with the priority of payment provisions of the Indenture or as a result of any other mistake of fact or law on the part of the Cash Manager in making such payment.

         The Indenture permits the amendment or modification of the Indenture and the Subclass A-3 Notes by the Issuer with the consent of the Holders of a majority of the Outstanding Principal Balance of all Notes on the date of any vote of such Holders (voting as a single class); provided that, without the consent of each Swap Provider and each Holder of any Notes affected thereby, no such amendment may (i) modify the provisions of the Indenture or the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal and Redemption Premium, if any, payable in respect of any subclass of Notes, (ii) reduce the percentage of the aggregate Outstanding Principal Balance of such subclass of Notes required to approve any amendment or waiver of Section 9.01 of the Indenture or (iii) alter the manner or priority of payment of such subclass of Notes (each, a "Basic Terms Modification"). Any such amendment or modification shall be binding on every Holder hereof, whether or not notation thereof is made upon this Subclass A-3 Note. The Indenture also permits the Trustee to agree, without the consent of any Noteholder, (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant Notes to correct a manifest error or an error which is of a formal, minor or technical nature or (b) to modify the provisions of the Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses incurred among the Accounts by the Cash Manager.

         The subordination provisions contained in Section 3.08, Section 3.09 and Article X of the Indenture may not be amended or modified without the consent of each Swap Provider, each provider of a Credit Facility, each Noteholder of the subclass affected thereby and each Noteholder of any subclass of Notes ranking senior thereto. In no event shall the provisions set forth in
Section 3.08 of the Indenture relating to the priority of the Expenses, Swap Payments and payments under all Credit Facilities be amended or modified.

         The Indenture also contains provisions permitting the Holders of Notes representing a majority of the Outstanding Principal Balance of the Senior Class of Notes, on behalf of the Holders of all of the Subclass A-3 Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon all present and future Holders of this Subclass A-3 Note and of any Subclass A-3 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass A-3 Note, whether or not notation of such consent or waiver is made upon this Subclass A-3 Note.

         The term "Issuer" as used in this Subclass A-3 Note includes any successor to the Issuer under the Indenture.

         The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Trustee and the Holders of Subclass A-3 Notes under the Indenture.

         The Subclass A-3 Notes are issuable only in bearer form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

         This Subclass A-3 Note shall in all respects be governed by, and construed in accordance with, the laws of the State of New York, including all matters of construction, validity and performance.

         Unless the certificate of authentication hereon has been executed by the Trustee whose name appears below by manual or facsimile signature, this Subclass A-3 Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

         IN WITNESS WHEREOF, the Issuer has caused this Subclass A-3 Note to be signed manually or by facsimile by its Responsible Officer.

Date: _________                                      AERCO LIMITED


                                                     By:________________________
                                                        Name:
                                                        Title:



                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION


         This is one of the Subclass A-3 Notes due July 15, 2025 designated above and referred to in the within-mentioned Indenture.

Date: _________                                      BANKERS TRUST COMPANY, not
                                                     in its individual capacity
                                                     but solely as Trustee


                                                     By:________________________
                                                        Name:
                                                        Authorized Signatory

                  SCHEDULE OF PRINCIPAL AMOUNT OF INDEBTEDNESS
                       EVIDENCED BY THIS SUBCLASS A-3 NOTE


                  The initial principal amount of indebtedness evidenced by this Subclass A-3 Note shall be $________. The following decreases/increases in the principal amount evidenced by this Subclass A-3 Note have been made:


                    Decrease in        Increase in       Total Principal Amount of
Date of Decrease/   Principal Amount   Principal         this Subclass A-3 Note       Notation Made
Increase            of this Subclass   Amount of this    Following such               by or on
                    A-3 Note           Subclass A-3      Decrease/Increase            Behalf of
                                       Note                                           Trustee
----------------    ----------------   --------------    -------------------------    --------------

----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------


                                    APPENDIX

                     POOL FACTORS AND EXTENDED POOL FACTORS

The Pool Factor for this Subclass A-3 Note for any Payment Date shall be determined as the product of (a) the Base Pool Factor for such Payment Date set forth on Schedule 1 attached hereto and (b) the lesser of (1) one and (2) the product of the Non-Delivery Adjustment Factor for such Payment Date and a fraction, the numerator of which is $800,000,000 and the denominator of which is $565,000,000.

The Extended Pool Factor for this Subclass A-3 Note for any Payment Date shall be determined as the product of (a) the Base Extended Pool Factor for such Payment Date set forth on Schedule 1 hereto and (b) the lesser of (1) one and
(2) the product of the Non-Delivery Adjustment Factor for such Payment Date and a fraction, the numerator of which is $800,000,000 and the denominator of which is $565,000,000.

                            SCHEDULE 1 TO APPENDIX TO
                                SUBCLASS A-3 NOTE
                BASE POOL FACTORS AND BASE EXTENDED POOL FACTORS

                       EXHIBIT A-4 TO INDENTURE SUPPLEMENT

                     FORM OF SUBCLASS A-4 FLOATING RATE NOTE


                                  AERCO LIMITED

                      SUBCLASS A-4 NOTE, due July 15, 2025


No. ____                                                      [CUSIP][ISIN][CCN]
$

                               BEARER GLOBAL NOTE


         AERCO LIMITED, a limited liability company organized under the laws of Jersey, Channel Islands (herein referred to as the "Issuer"), for value received, hereby promises to pay to the BEARER, upon surrender hereof, the principal sum set forth on the grid schedule attached hereto and made a part hereof (provided, however that the aggregate principal amount hereof and of all other Subclass A-4 Notes outstanding, collectively, shall not exceed TWO HUNDRED THIRTY FIVE MILLION DOLLARS ($235,000,000)) on July 15, 2025 (the "Final Maturity Date") and to pay interest monthly in arrears on the Outstanding Principal Balance hereof at a fluctuating interest rate per annum equal to the sum of LIBOR plus .52% per annum (the "Stated Interest Rate") from the date hereof until the Outstanding Principal Balance hereof is paid or duly provided for, payable on each Payment Date. Interest on this Subclass A-4 Note in each Interest Accrual Period shall be calculated on the basis of a 360-day year and the actual number of days elapsed in such Interest Accrual Period.

         This Subclass A-4 Note is one of a duly authorized issue of Notes of the Issuer, designated as its "Subclass A-4 Notes, due July 15, 2025", issued under the Trust Indenture dated as of July 15, 1998 and supplemented by an Indenture Supplement dated as of July 17, 2000 (as amended or supplemented from time to time, the "Indenture"), between the Issuer and Bankers Trust Company, as trustee (the "Trustee"). This Subclass A-4 Note is freely negotiable and transfer of this Subclass A-4 Note shall be by delivery hereof. The Indenture also provides for the issuance of Subclass A-2 Notes, Subclass A-3 Notes, Subclass B-1 Notes, Subclass B-2 Notes, Subclass C-1 Notes, Subclass C-2 Notes, Subclass D-2 Notes, Subclass E-1 Notes and Subclass E-2 Notes (collectively with the Subclass A-4 Notes, the "Notes"). The Subclass A-3, Subclass A-4, Subclass B-2, Subclass C-2, Subclass D-2 and Subclass E-2 Notes are collectively referred to as the "New Notes". All capitalized terms used in this Subclass A-4 Note and not defined herein shall have the respective meanings assigned to such terms in the Indenture. Reference is made to the Indenture and all indentures supplemental thereto for a statement of the respective rights and obligations thereunder of the Issuer, the Trustee and the Subclass A-4 Noteholders. This Subclass A-4 Note is subject to all terms of the Indenture.

         The Issuer will pay or redeem the Outstanding Principal Balance of this Subclass A-4 Note prior to the Final Maturity Date on the Payment Dates and in the amounts specified in the Indenture, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.

         The Issuer may redeem all or part of the Outstanding Principal Balance of this Subclass A-4 Note prior to the Final Maturity Date on the Payment Dates, in the amounts and under the circumstances specified in the Indenture.

         Other than in the case of a redemption for taxation reasons specified in the Indenture, upon any redemption of any amount of the Outstanding Principal Balance of this Subclass A-4 Note (i) with the application of funds other than the Available Collections Amount (including proceeds from Refinancing Notes and proceeds from third parties), such amount shall be redeemed at a Redemption Price equal to the product of the applicable Redemption Premium applicable thereto and the Outstanding Principal Balance thereof and (ii) with the application of the Available Collections Amount, such amount shall be redeemed at a Redemption Price equal to the Outstanding Principal Balance thereof.

         Any amount of Redemption Premium or interest on this Subclass A-4 Note that is not paid when due shall, to the fullest extent permitted by applicable law, bear interest at a fluctuating interest rate per annum equal to the Stated Interest Rate from the date when due until such amount is paid or duly provided for, payable on the next succeeding Payment Date.

         If an exchange offer (the "Exchange Offer") registered under the Securities Act is not consummated and a shelf registration statement (the "Shelf Registration Statement") under the Securities Act with respect to resales of the New Notes other than the Subclass D-2 and Subclass E-2 Notes is not declared effective by the Commission, on or before April 12, 2001 in accordance with the terms of the Registration Rights Agreement dated as of July 17, 2000 among the Issuer, Morgan Stanley & Co. International Limited and Lehman Brothers Inc., thereafter an additional incremental interest amount will accrue on each subclass of New Notes other than the Subclass D-2 and Subclass E-2 Notes, at an annual rate of 0.5%. Such additional incremental interest amounts on the New Notes other than the Subclass D-2 and Subclass E-2 Notes will be payable in cash on each Payment Date until the Exchange Offer is consummated or the Shelf Registration Statement is declared effective. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.

         The indebtedness evidenced by the Subclass A-4 Notes is, to the extent and in the manner provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Senior Claims, and this Subclass A-4
Note is issued subject to such provisions. Each Holder of this Subclass A-4 Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee his attorney-in-fact for such purpose.

         The maturity of this Subclass A-4 Note is subject to acceleration upon the occurrence and during the continuance of the Events of Default specified in the Indenture.

         This Subclass A-4 Note is and will be secured, on a subordinated basis, by the collateral pledged as security therefor as provided in the Security Documents.

         Subject to and in accordance with the terms of the Indenture, there will be distributed monthly on each Payment Date commencing on August 15, 2000, to the Holder hereof, in the manner specified in Section 3.08 and Section 3.09 of the Indenture, such Holder's pro rata share (based on the aggregate percentage of the Outstanding Principal Balance of the Subclass A-4 Notes held by such Holder) of the aggregate amount distributable to all Holders of Subclass A-4 Notes on such Payment Date.

         All amounts payable in respect of this Subclass A-4 Note shall be payable in U.S. dollars in immediately available funds in the manner provided in the Indenture to the Holder hereof. The final payment with respect to this Subclass A-4 Note, however, shall be made only upon presentation and surrender of this Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice given by the Trustee or Paying Agent with respect to such final payment. At such time, if any, as this Subclass A-4 Note is issued in the form of one or more Definitive Registered Notes, payments on a Payment Date shall be made by check mailed to each Noteholder of such a Definitive Registered Note on the applicable Record Date at its address appearing on the Register maintained with respect to Subclass A-4 Notes. Alternatively, upon application in writing to the Trustee, not later than the applicable Record Date, by a Noteholder of one or more Definitive Registered Notes of Subclass A-4 having an aggregate principal amount of not less than $1,000,000, any such payments shall be made by wire transfer to an account designated by such Noteholder at a financial institution in New York, New York. The final payment with respect to any such Definitive Registered Note, however, shall be made only upon presentation and surrender of such Definitive Registered Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice of such final payment given by the Trustee or Paying Agent. Any reduction in the principal amount of this Subclass A-4 Note (or any one or more predecessor Subclass A-4 Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Subclass A-4 Note and of any Subclass A-4 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass A-4 Note, whether or not noted hereon.

         The Holder of this Subclass A-4 Note agrees, by acceptance hereof, to pay over to the Cash Manager any money (including principal, Redemption Premium and interest) paid to it in respect of this Subclass A-4 Note in the event that the Cash Manager, acting in good faith, determines subsequently that such monies were not paid in accordance with the priority of payment provisions of the Indenture or as a result of any other mistake of fact or law on the part of the Cash Manager in making such payment.

         The Indenture permits the amendment or modification of the Indenture and the Subclass A-4 Notes by the Issuer with the consent of the Holders of a majority of the Outstanding Principal Balance of all Notes on the date of any vote of such Holders (voting as a single class); provided that, without the consent of each Swap Provider and each Holder of any Notes affected thereby, no such amendment may (i) modify the provisions of the Indenture or the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal and Redemption Premium, if any, payable in respect of any subclass of Notes, (ii) reduce the percentage of the aggregate Outstanding Principal Balance of such subclass of Notes required to approve any amendment or waiver of Section 9.01 of the Indenture or (iii) alter the manner or priority of payment of such subclass of Notes (each, a "Basic Terms Modification"). Any such amendment or modification shall be binding on every Holder hereof, whether or not notation thereof is made upon this Subclass A-4 Note. The Indenture also permits the Trustee to agree, without the consent of any Noteholder, (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant Notes to correct a manifest error or an error which is of a formal, minor or technical nature or
(b) to modify the provisions of the Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses incurred among the Accounts by the Cash Manager.

         The subordination provisions contained in Section 3.08, Section 3.09 and Article X of the Indenture may not be amended or modified without the consent of each Swap Provider, each provider of a Credit Facility, each Noteholder of the subclass affected thereby and each Noteholder of any subclass of Notes ranking senior thereto. In no event shall the provisions set forth in
Section 3.08 of the Indenture relating to the priority of the Expenses, Swap Payments and payments under all Credit Facilities be amended or modified.

         The Indenture also contains provisions permitting the Holders of Notes representing a majority of the Outstanding Principal Balance of the Senior Class of Notes, on behalf of the Holders of all of the Subclass A-4 Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon all present and future Holders of this Subclass A-4 Note and of any Subclass A-4 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass A-4 Note, whether or not notation of such consent or waiver is made upon this Subclass A-4 Note.

         The term "Issuer" as used in this Subclass A-4 Note includes any successor to the Issuer under the Indenture.

         The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Trustee and the Holders of Subclass A-4 Notes under the Indenture.

         The Subclass A-4 Notes are issuable only in bearer form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

         This Subclass A-4 Note shall in all respects be governed by, and construed in accordance with, the laws of the State of New York, including all matters of construction, validity and performance.

         Unless the certificate of authentication hereon has been executed by the Trustee whose name appears below by manual or facsimile signature, this Subclass A-4 Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

         IN WITNESS WHEREOF, the Issuer has caused this Subclass A-4 Note to be signed manually or by facsimile by its Responsible Officer.

Date: _________                                      AERCO LIMITED


                                                     By:________________________
                                                        Name:
                                                        Title:



                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION


This is one of the Subclass A-4 Notes due July 15, 2025 designated above and referred to in the within-mentioned Indenture

Date: _________                                      BANKERS TRUST COMPANY, not
                                                     in its individual capacity
                                                     but solely as Trustee


                                                     By:________________________
                                                        Name:
                                                        Authorized Signatory

                  SCHEDULE OF PRINCIPAL AMOUNT OF INDEBTEDNESS
                       EVIDENCED BY THIS SUBCLASS A-4 NOTE


         The initial principal amount of indebtedness evidenced by this Subclass A-4 Note shall be $________. The following decreases/increases in the principal amount evidenced by this Subclass A-4 Note have been made:


                    Decrease in        Increase in       Total Principal Amount of
Date of Decrease/   Principal Amount   Principal         this Subclass A-4 Note       Notation Made
Increase            of this Subclass   Amount of this    Following such               by or on
                    A-4 Note           Subclass A-4      Decrease/Increase            Behalf of
                                       Note                                           Trustee
----------------    ----------------   --------------    -------------------------    --------------

----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------

                          APPENDIX TO SUBCLASS A-4 NOTE

                     POOL FACTORS AND EXTENDED POOL FACTORS

The "Pool Factor" for this Subclass A-4 Note for any Payment Date shall be determined as the product of (a) the Base Pool Factor for such Payment Date set forth on Schedule 1 attached hereto and (b) the greater of (1) zero and (2) a fraction, the numerator of which is (i) the product of the Non Delivery Adjustment Factor for such Payment Date and $800,000,000, less (ii) $565,000,000 and the denominator of which is $235,000,000.

The "Extended Pool Factor" for this Subclass A-4 Note for any Payment Date shall be determined as the product of (a) the Base Extended Pool Factor for such Payment Date set forth on Schedule 1 attached hereto and (b) the greater of (1) zero and (2) a fraction, the numerator of which is (i) the product of the Non Delivery Adjustment Factor for such Payment Date and $800,000,000, less (ii) $565,000,000, and the denominator of which $235,000,000.

                            SCHEDULE 1 TO APPENDIX TO
                                SUBCLASS A-4 NOTE
                BASE POOL FACTORS AND BASE EXTENDED POOL FACTORS

                       EXHIBIT B-2 TO INDENTURE SUPPLEMENT

                     FORM OF SUBCLASS B-2 FLOATING RATE NOTE


                                  AERCO LIMITED

                      SUBCLASS B-2 NOTE, due July 15, 2025


No. ____                                                   [CUSIP][ISIN][CCN]
$

                            GLOBAL BEARER CERTIFICATE

         AERCO LIMITED, a limited liability company organized under the laws of Jersey, Channel Islands (herein referred to as the "Issuer"), for value received, hereby promises to pay to the BEARER, upon surrender hereof, the principal sum set forth on the grid schedule attached hereto and made a part hereof (provided, however that the aggregate principal amount hereof and of all other Subclass B-2 Notes outstanding, collectively, shall not exceed EIGHTY MILLION DOLLARS ($80,000,000)) on July 15, 2025 (the "Final Maturity Date") and to pay interest monthly in arrears on the Outstanding Principal Balance hereof at a fluctuating interest rate per annum equal to the sum of LIBOR plus 1.05% per annum (the "Stated Interest Rate") from the date hereof until the Outstanding Principal Balance hereof is paid or duly provided for, payable on each Payment Date. Interest on this Subclass B-2 Note in each Interest Accrual Period shall be calculated on the basis of a 360-day year and the actual number of days elapsed in such Interest Accrual Period.

         This Subclass B-2 Note is one of a duly authorized issue of Notes of the Issuer, designated as its "Subclass B-2 Notes, due July 15, 2025", issued under the Trust Indenture dated as of July 15, 1998 and supplemented by an Indenture Supplement dated as of July 17, 2000 (as amended or supplemented from time to time, the "Indenture"), between the Issuer and Bankers Trust Company, as trustee (the "Trustee"). This Subclass B-2 Note is freely negotiable and transfer of this Subclass B-2 Note shall be by delivery hereof. The Indenture also provides for the issuance of Subclass A-2 Notes, Subclass A-3 Notes, Subclass A-4 Notes, Subclass B-1 Notes, Subclass C-1 Notes, Subclass C-2 Notes, Subclass D-2 Notes, Subclass E-1 Notes and Subclass E-2 Notes (collectively with the Subclass B-2 Notes, the "Notes"). The Subclass A-3, Subclass A-4, Subclass B-2, Subclass C-2, Subclass D-2 and Subclass E-2 Notes are collectively referred to as the "New Notes". All capitalized terms used in this Subclass B-2 Note and not defined herein shall have the respective meanings assigned to such terms in the Indenture. Reference is made to the Indenture and all indentures supplemental thereto for a statement of the respective rights and obligations thereunder of the Issuer, the Guarantor, the Trustee and the Subclass B-2 Noteholders. This Subclass B-2 Note is subject to all terms of the Indenture.

         The Issuer will pay or redeem the Outstanding Principal Balance of this Subclass B-2 Note prior to the Final Maturity Date on the Payment Dates and in the amounts specified in the Indenture, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.

         The Issuer may redeem all or part of the Outstanding Principal Balance of this Subclass B-2 Note prior to the Final Maturity Date on the Payment Dates, in the amounts and under the circumstances specified in the Indenture.

         Other than in the case of a redemption for taxation reasons specified in the Indenture, upon any redemption of any amount of the Outstanding Principal Balance of this Subclass B-2 Note (i) with the application of funds other than the Available Collections Amount (including proceeds from Refinancing Notes and proceeds from third parties), such amount shall be redeemed at a Redemption Price equal to the product of the applicable Redemption Premium applicable thereto and the Outstanding Principal Balance thereof and (ii) with the application of the Available Collections Amount, such amount shall be redeemed at a Redemption Price equal to the Outstanding Principal Balance thereof.

         Following the Expected Final Payment Date of this Subclass B-2 Note and until the Outstanding Principal Balance hereof is paid or duly provided for, the Outstanding Principal Balance hereof shall bear additional interest ("Step-Up Interest") at the rate of 1.50% per annum, payable on each Payment Date, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.

         Any amount of Redemption Premium or interest (including Step-Up Interest) on this Subclass B-2 Note that is not paid when due shall, to the fullest extent permitted by applicable law, bear interest at a fluctuating interest rate per annum equal to the Stated Interest Rate plus, following the Expected Final Payment Date of this Subclass B-2 Note, .5% per annum from the date when due until such amount is paid or duly provided for, payable on the next succeeding Payment Date, subject, in the case of Step-Up Interest, to the availability of the Available Collections Amount therefor after making payments entitled to priority under Section 3.08 and Section 3.09 of the Indenture.

         If an exchange offer (the "Exchange Offer") registered under the Securities Act is not consummated and a shelf registration statement (the "Shelf Registration Statement") under the Securities Act with respect to resales of the New Notes other than the Subclass D-2 and Subclass E-2 Notes is not declared effective by the Commission, on or before April 12, 2001 in accordance with the terms of the Registration Rights Agreement dated as of July 17, 2000 among the Issuer, Morgan Stanley & Co. International Limited and Lehman Brothers Inc., thereafter an additional incremental interest amount will accrue on each subclass of New Notes other than the Subclass D-2 and Subclass E-2 Notes, at an annual rate of 0.5%. Such additional incremental interest amounts on the New Notes other than the Subclass D-2 and Subclass E-2 Notes will be payable in cash on each Payment Date until the Exchange Offer is consummated or the Shelf Registration Statement is declared effective. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.

                  The indebtedness evidenced by the Subclass B-2 Notes is, to the extent and in the manner provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Senior Claims, and this Subclass B-2 Note is issued subject to such provisions. Each Holder of this Subclass B-2 Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee his attorney-in-fact for such purpose.

         The maturity of this Subclass B-2 Note is subject to acceleration upon the occurrence and during the continuance of the Events of Default specified in the Indenture. The Subclass B-2 Noteholders shall not be permitted to deliver a Default Notice or to exercise any remedy in respect of any such Event of Default until all interest and principal on the Class A Notes have been paid in full.

         This Subclass B-2 Note is and will be secured, on a subordinated basis, by the collateral pledged as security therefor as provided in the Security Documents.

         Subject to and in accordance with the terms of the Indenture, there will be distributed monthly on each Payment Date commencing on August 15, 2000 to the Holder hereof, in the manner specified in Section 3.08 of the Indenture, such Holder's pro rata share (based on the aggregate percentage of the Outstanding Principal Balance of the Subclass B-2 Notes held by such Holder) of the aggregate amount distributable to all Holders of Subclass B-2 Notes on such Payment Date.

         All amounts payable in respect of this Subclass B-2 Note shall be payable in U.S. dollars in immediately available funds in the manner provided in the Indenture to the Holder hereof. The final payment with respect to this Subclass B-2 Note, however, shall be made only upon presentation and surrender of this Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice given by the Trustee or Paying Agent with respect to such final payment. At such time, if any, as this Subclass B-2 Note is issued in the form of one or more Definitive Registered Notes, payments on a Payment Date shall be made by check mailed to each Noteholder of such a Definitive Registered Note on the applicable Record Date at its address appearing on the Register maintained with respect to Subclass B-2 Notes. Alternatively, upon application in writing to the Trustee, not later than the applicable Record Date, by a Noteholder of one or more Definitive Registered Notes of Subclass B-2 having an aggregate principal amount of not less than $1,000,000, any such payments shall be made by wire transfer to an account designated by such Noteholder at a financial institution in New York, New York. The final payment with respect to any such Definitive Registered Note, however, shall be made only upon presentation and surrender of such Definitive Registered Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice of such final payment given by the Trustee or Paying Agent. Any reduction in the principal amount of this Subclass B-2 Note (or any one or more predecessor Subclass B-2 Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Subclass B-2 Note and of any Subclass B-2 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass B-2 Note, whether or not noted hereon.

         The Holder of this Subclass B-2 Note agrees, by acceptance hereof, to pay over to the Cash Manager any money (including principal, Redemption Premium and interest) paid to it in respect of this Subclass B-2 Note in the event that the Cash Manager, acting in good faith, determines subsequently that such monies were not paid in accordance with the priority of payment provisions of the Indenture or as a result of any other mistake of fact or law on the part of the Cash Manager in making such payment.

         The Indenture permits the amendment or modification of the Indenture and the Subclass B-2 Notes by the Issuer with the consent of the Holders of a majority of the Outstanding Principal Balance of all Notes on the date of any vote of such Holders (voting as a single class); provided that, without the consent of each Swap Provider and each Holder of any Notes affected thereby, no such amendment may (i) modify the provisions of the Indenture or the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal and Redemption Premium, if any, payable in respect of such subclass of Notes, (ii) reduce the percentage of the aggregate Outstanding Principal Balance of such subclass of Notes required to approve any amendment or waiver of Section 9.01 of the Indenture or (iii) alter the manner or priority of payment of any subclass of Notes (each, a "Basic Terms Modification"). Any such amendment or modification shall be binding on every Holder hereof, whether or not notation thereof is made upon this Subclass B-2 Note. The Indenture also permits the Trustee to agree, without the consent of any Noteholder, (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant Notes to correct a manifest error or an error which is of a formal, minor or technical nature or (b) to modify the provisions of the Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses incurred among the Accounts by the Cash Manager.

         The subordination provisions contained in Section 3.08, Section 3.09 and Article X of the Indenture may not be amended or modified without the consent of each Swap Provider, each provider of a Credit Facility, each Noteholder of the subclass affected thereby and each Noteholder of any subclass of Notes ranking senior thereto. In no event shall the provisions set forth in
Section 3.08 of the Indenture relating to the priority of the Expenses, Swap Payments and payments under all Credit Facilities be amended or modified.

         The Indenture also contains provisions permitting the Holders of Notes representing a majority of the Outstanding Principal Balance of the Senior Class of Notes, on behalf of the Holders of all of the Subclass B-2 Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon all present and future Holders of this Subclass B-2 Note and of any Subclass B-2 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass B-2 Note, whether or not notation of such consent or waiver is made upon this Subclass B-2 Note.

         The term "Issuer" as used in this Subclass B-2 Note includes any successor to the Issuer under the Indenture.

         The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Trustee and the Holders of Subclass B-2 Notes under the Indenture.

         The Subclass B-2 Notes are issuable only in bearer form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

         This Subclass B-2 Note shall in all respects be governed by, and construed in accordance with, the laws of the State of New York, including all matters of construction, validity and performance.

                  Unless the certificate of authentication hereon has been executed by the Trustee whose name appears below by manual or facsimile signature, this Subclass B-2 Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.



                  IN WITNESS WHEREOF, the Issuer has caused this Subclass B-2 Note to be signed manually or by facsimile by its Responsible Officer.

Date: _________                                      AERCO LIMITED

                                                     By:________________________
                                                        Name:
                                                        Title:



                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION


         This is one of the Subclass B-2 Notes due July 15, 2025 designated above and referred to in the within-mentioned Indenture.

Date: _________                                      BANKERS TRUST COMPANY, not
                                                     in its individual capacity
                                                     but solely as Trustee


                                                     By:________________________
                                                        Name:
                                                        Authorized Signatory

                  SCHEDULE OF PRINCIPAL AMOUNT OF INDEBTEDNESS
                       EVIDENCED BY THIS SUBCLASS B-2 NOTE


         The initial principal amount of indebtedness evidenced by this Subclass B-2 Note shall be $________. The following decreases/increases in the principal amount evidenced by this Subclass B-2 Note have been made:


                    Decrease in         Increase in       Total Principal Amount of
Date of Decrease/   Principal Amount    Principal         this Subclass B-2 Note      Notation Made
Increase            of this Subclass    Amount of this    Following such              by or on
                    B-2 Note            Subclass B-2      Decrease/Increase           Behalf of
                                        Note                                          Trustee
----------------    ----------------   --------------    -------------------------    --------------

----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------


                                    APPENDIX

                     POOL FACTORS AND EXTENDED POOL FACTORS

The "Pool Factor" for this Subclass B-2 Note for any Payment Date shall be determined as the product of (a) the Base Pool Factor for such Payment Date set forth on Schedule 1 attached hereto and (b) the Non-Delivery Adjustment Factor for such Payment Date.

The "Extended Pool Factor" for this Subclass B-2 Note for any Payment Date shall be determined as the product of (a) the Base Extended Pool Factor for such Payment Date set forth on Schedule 1 attached hereto and (b) the Non-Delivery Adjustment Factor for such Payment Date.

                            SCHEDULE 1 TO APPENDIX TO
                                SUBCLASS B-2 NOTE
                BASE POOL FACTORS AND BASE EXTENDED POOL FACTORS

                       EXHIBIT C-2 TO INDENTURE SUPPLEMENT

                     FORM OF SUBCLASS C-2 FLOATING RATE NOTE


                                  AERCO LIMITED

                      SUBCLASS C-2 NOTE, due July 15, 2025


No. ____                                                   [CUSIP][ISIN][CCN]
$

                            GLOBAL BEARER CERTIFICATE

         AERCO LIMITED, a limited liability company organized under the laws of Jersey, Channel Islands, (herein referred to as the "Issuer") for value received, hereby promises to pay to the BEARER, upon surrender hereof, the principal sum set forth on the grid schedule attached hereto and made a part hereof (provided, however that the aggregate principal amount hereof and of all other Subclass C-2 Notes outstanding, collectively, shall not exceed EIGHTY MILLION DOLLARS ($80,000,000)) on July 15, 2025 (the "Final Maturity Date") and to pay interest monthly in arrears on the Outstanding Principal Balance hereof at a fluctuating interest rate per annum equal to the sum of LIBOR plus 2.05% per annum (the "Stated Interest Rate") from the date hereof until the Outstanding Principal Balance hereof is paid or duly provided for, payable on each Payment Date. Interest on this Subclass C-2 Note in each Interest Accrual Period shall be calculated on the basis of a 360-day year and the actual number of days elapsed in such Interest Accrual Period.

         This Subclass C-2 Note is one of a duly authorized issue of Notes of the Issuer, designated as its "Subclass C-2 Notes, due July 15, 2025", issued under the Trust Indenture dated as of July 15, 1998 and supplemented by an Indenture Supplement dated as of July 17, 2000 (as amended or supplemented from time to time, the "Indenture"), between the Issuer and Bankers Trust Company, as trustee (the "Trustee"). This Subclass C-2 Note is freely negotiable and transfer of this Subclass C-2 Note shall be by delivery hereof. The Indenture also provides for the issuance of Subclass A-2 Notes, Subclass A-3 Notes, Subclass A-4 Notes, Subclass B-1 Notes, Subclass B-2 Notes, Subclass C-1 Notes, Subclass D-2 Notes, Subclass E-1 Notes and Subclass E-2 Notes (collectively with the Subclass C-2 Notes, the "Notes"). The Subclass A-3, Subclass A-4, Subclass B-2, Subclass C-2, Subclass D-2 and Subclass E-2 Notes are collectively referred to as the "New Notes". All capitalized terms used in this Subclass C-2 Note and not defined herein shall have the respective meanings assigned to such terms in the Indenture. Reference is made to the Indenture and all indentures supplemental thereto for a statement of the respective rights and obligations thereunder of the Issuer, the Trustee and the Subclass C-2 Noteholders. This Subclass C-2 Note is subject to all terms of the Indenture.

         The Issuer will pay or redeem the Outstanding Principal Balance of this Subclass C-2 Note prior to the Final Maturity Date on the Payment Dates and in the amounts specified in the Indenture, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.

         The Issuer may redeem all or part of the Outstanding Principal Balance of this Subclass C-2 Note prior to the Final Maturity Date on the Payment Dates, in the amounts and under the circumstances specified in the Indenture.

         Other than in the case of a redemption for taxation reasons specified in the Indenture, upon any redemption of any amount of the Outstanding Principal Balance of this Subclass C-2 Note (i) with the application of funds other than the Available Collections Amount (including proceeds from Refinancing Notes and proceeds from third parties), such amount shall be redeemed at a Redemption Price equal to the product of the applicable Redemption Premium applicable thereto and the Outstanding Principal Balance thereof and (ii) with the application of the Available Collections Amount, such amount shall be redeemed at a Redemption Price equal to the Outstanding Principal Balance thereof.

         Following the Expected Final Payment Date of this Subclass C-2 Note and until the Outstanding Principal Balance hereof is paid or duly provided for, the Outstanding Principal Balance hereof shall bear additional interest ("Step-Up Interest") at the rate of 2.50% per annum, payable on each Payment Date, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.

         Any amount of Redemption Premium or interest (including Step-Up Interest) on this Subclass C-2 Note that is not paid when due shall, to the fullest extent permitted by applicable law, bear interest at a fluctuating interest rate per annum equal to the Stated Interest Rate plus, following the Expected Final Payment Date of this Subclass C-2 Note, .5% per annum from the date when due until such amount is paid or duly provided for, payable on the next succeeding Payment Date, subject, in the case of Step-Up Interest, to the availability of the Available Collections Amount therefor after making payments entitled to priority under Section 3.08 and Section 3.09 of the Indenture.

         If an exchange offer (the "Exchange Offer") registered under the Securities Act is not consummated and a shelf registration statement (the "Shelf Registration Statement") under the Securities Act with respect to resales of the New Notes other than the Subclass D-2 and Subclass E-2 Notes is not declared effective by the Commission, on or before April 12, 2001 in accordance with the terms of the Registration Rights Agreement dated as of July 17, 2000 among the Issuer, Morgan Stanley & Co. International Limited and Lehman Brothers Inc., thereafter an additional incremental interest amount will accrue on each subclass of New Notes other than the Subclass D-2 and Subclass E-2 Notes, at an annual rate of 0.5%. Such additional incremental interest amounts on the New Notes other than the Subclass D-2 and Subclass E-2 Notes will be payable in cash on each Payment Date until the Exchange Offer is consummated or the Shelf Registration Statement is declared effective. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.

         The indebtedness evidenced by the Subclass C-2 Notes is, to the extent and in the manner provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Senior Claims and this Subclass C-2
Note is issued subject to such provisions. Each Holder of this Subclass C-2 Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee his attorney-in-fact for such purpose.

         The maturity of this Subclass C-2 Note is subject to acceleration upon the occurrence and during the continuance of the Events of Default specified in the Indenture. The Subclass C-2 Noteholders shall not be permitted to deliver a Default Notice or to exercise any remedy in respect of any such Event of Default until all interest and principal on the Class A Notes and the Class B Notes have been paid in full.

         This Subclass C-2 Note is and will be secured, on a subordinated basis, by the collateral pledged as security therefor as provided in the Security Documents.

         Subject to and in accordance with the terms of the Indenture, there will be distributed monthly on each Payment Date commencing on August 15, 2000, to the Holder hereof, in the manner specified in Section 3.08 and Section 3.09 of the Indenture, such Holder's pro rata share (based on the aggregate percentage of the Outstanding Principal Balance of the Subclass C-2 Notes held by such Holder) of the aggregate amount distributable to all Holders of Subclass C-2 Notes on such Payment Date.

         All amounts payable in respect of this Subclass C-2 Note shall be payable in U.S. dollars in immediately available funds in the manner provided in the Indenture to the Holder hereof. The final payment with respect to this Subclass C-2 Note, however, shall be made only upon presentation and surrender of this Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice given by the Trustee or Paying Agent with respect to such final payment. At such time, if any, as this Subclass C-2 Note is issued in the form of one or more Definitive Registered Notes, payments on a Payment Date shall be made by check mailed to each Noteholder of such a Definitive Registered Note on the applicable Record Date at its address appearing on the Register maintained with respect to Subclass C-2 Notes. Alternatively, upon application in writing to the Trustee, not later than the applicable Record Date, by a Noteholder of one or more Definitive Registered Notes of Subclass C-2 having an aggregate principal amount of not less than $1,000,000, any such payments shall be made by wire transfer to an account designated by such Noteholder at a financial institution in New York, New York. The final payment with respect to any such Definitive Registered Note, however, shall be made only upon presentation and surrender of such Definitive Registered Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice of such final payment given by the Trustee or Paying Agent. Any reduction in the principal amount of this Subclass C-2 Note (or any one or more predecessor Subclass C-2 Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Subclass C-2 Note and of any Subclass C-2 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass C-2 Note, whether or not noted hereon.

         The Holder of this Subclass C-2 Note agrees, by acceptance hereof, to pay over to the Cash Manager any money (including principal, Redemption Premium and interest) paid to it in respect of this Subclass C-2 Note in the event that the Cash Manager, acting in good faith, determines subsequently that such monies were not paid in accordance with the priority of payment provisions of the Indenture or as a result of any other mistake of fact or law on the part of the Cash Manager in making such payment.

         The Indenture permits the amendment or modification of the Indenture and the Subclass C-2 Notes by the Issuer with the consent of the Holders of a majority of the Outstanding Principal Balance of all Notes on the date of any vote of such Holders (voting as a single class); provided that, without the consent of each Swap Provider and each Holder of any Notes affected thereby, no such amendment may (i) modify the provisions of the Indenture and the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal and Redemption Premium, if any, payable in respect of such subclass of Notes, (ii) reduce the percentage of the aggregate Outstanding Principal Balance of such subclass of Notes required to approve any amendment or waiver of Section 9.01 of the Indenture or (iii) alter the manner or priority of payment of such subclass of Notes (each, a "Basic Terms Modification"). Any such amendment or modification shall be binding on every Holder hereof, whether or not notation thereof is made upon this Subclass C-2 Note. The Indenture also permits the Trustee to agree, without the consent of any Noteholder, (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant Notes to correct a manifest error or an error which is of a formal, minor or technical nature or (b) to modify the provisions of the Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses incurred among the Accounts by the Cash Manager.

         The subordination provisions contained in Section 3.08, Section 3.09 and Article X of the Indenture may not be amended or modified without the consent of each Swap Provider, each provider of a Credit Facility, each Noteholder of the subclass affected thereby and each Noteholder of any subclass of Notes ranking senior thereto. In no event shall the provisions set forth in
Section 3.08 of the Indenture relating to the priority of the Expenses, Swap Payments and payments under all Credit Facilities be amended or modified.

         The Indenture also contains provisions permitting the Holders of Notes representing a majority of the Outstanding Principal Balance of the Senior Class of Notes, on behalf of the Holders of all of the Subclass C-2 Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon all present and future Holders of this Subclass C-2 Note and of any Subclass C-2 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass C-2 Note, whether or not notation of such consent or waiver is made upon this Subclass C-2 Note.

         The term "Issuer" as used in this Subclass C-2 Note includes any successor to the Issuer under the Indenture.

         The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Trustee and the Holders of Subclass C-2 Notes under the Indenture.

         The Subclass C-2 Notes are issuable only in bearer form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

         This Subclass C-2 Note shall in all respects be governed by, and construed in accordance with, the laws of the State of New York, including all matters of construction, validity and performance.

         Unless the certificate of authentication hereon has been executed by the Trustee whose name appears below by manual or facsimile signature, this Subclass C-2 Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

         IN WITNESS WHEREOF, the Issuer has caused this Subclass C-2 Note to be signed manually or by facsimile by its Responsible Officer.

Date: _________                                      AERCO LIMITED

                                                     By:________________________
                                                        Name:
                                                        Title:



                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION


         This is one of the Subclass C-2 Notes due July 15, 2025 designated above and referred to in the within-mentioned Indenture.

Date: _________                                      BANKERS TRUST COMPANY, not
                                                     in its individual capacity
                                                     but solely as Trustee


                                                     By:________________________
                                                        Name:
                                                        Authorized Signatory

                  SCHEDULE OF PRINCIPAL AMOUNT OF INDEBTEDNESS
                       EVIDENCED BY THIS SUBCLASS C-2 NOTE


                  The initial principal amount of indebtedness evidenced by this Subclass C-2 Note shall be $________. The following decreases/increases in the principal amount evidenced by this Subclass C-2 Note have been made:


                    Decrease in          Increase in         Total Principal Amount
Date of Decrease/   Principal Amount     Principal Amount    of this Subclass C-2      Notation Made
Increase            of this Subclass     of this Subclass    Note Following such       by or on
                    C-2 Note             C-2 Note            Decrease/Increase         Behalf of
                                                                                       Trustee
----------------    ----------------   --------------    -------------------------    --------------

----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------
----------------    ----------------   --------------    -------------------------    --------------

                                    APPENDIX

                     POOL FACTORS AND EXTENDED POOL FACTORS


The "Pool Factor" for this Subclass C-2 Note for any Payment Date shall be determined as the product of (a) the Base Pool Factor for such Payment Date set forth on Schedule 1 attached hereto and (b) the Non-Delivery Adjustment Factor for such Payment Date.

The "Extended Pool Factor" for this Subclass C-2 Note for any Payment shall be determined as the product of (a) the Base Extended Pool Factor for such Payment Date set forth on Schedule 1 attached hereto and (b) the Non Delivery Adjustment Factor for such Payment Date.

                            SCHEDULE 1 TO APPENDIX TO
                                SUBCLASS C-2 NOTE
                BASE POOL FACTORS AND BASE EXTENDED POOL FACTORS

                       EXHIBIT D-2 TO INDENTURE SUPPLEMENT

                      FORM OF SUBCLASS D-2 FIXED RATE NOTE


THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY IN ANY JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY THIS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATIONS UNDER THE SECURITIES ACT,
(2) AGREES THAT IT WILL NO, WITHIN THE TIME PERIOD REFERRED TO IN RULE 144(K) (TAKING INTO ACCOUNT THE PROVISIONS OF RULE 144(D) IF APPLICABLE) UNDER THE SECURITIES ACT AS IN EFFECT ON THE DATE OF THE TRANSFER OF THIS NOTE, RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO AERCO LIMITED OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATIONS UNDER THE SECURITIES ACT, (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND, IN EACH CASE (A) THROUGH (E) ABOVE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION, AND
(3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS NOTE WITHIN THE TIME PERIOD REFERRED TO ABOVE, THE HOLDER MUST CHECK THE APPROPRIATE BOX SET FORTH ON THE TRANSFER NOTICE ATTACHED HERETO AND SUBMIT THIS CERTIFICATE TO THE TRUSTEE. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATIONS UNDER THE SECURITIES ACT. THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS.

                                  AERCO LIMITED


                    8.5% SUBCLASS D-2 NOTE, due July 15, 2025





No. ____



                                                            Dated:______________


         AERCO LIMITED, a limited liability company organized under the laws of Jersey, Channel Islands (herein referred to as the "Issuer"), for value received, hereby promises to pay to AERFI GROUP PLC, the principal sum set forth on the Register, but in no event to exceed ONE HUNDRED MILLION DOLLARS ($100,000,000) on July 15, 2025 (the "Final Maturity Date") and to pay interest monthly in arrears on the Outstanding Principal Balance hereof at the rate of 8.5% per annum (the "Stated Interest Rate") from the date hereof until the Outstanding Principal Balance hereof is paid or duly provided for, payable on each Payment Date. Interest on this Subclass D-2 Note for each Interest Accrual Period shall be calculated on the basis of a 360-day year and one-twelfth of an annual interest payment and, in the case of a payment other than on an Interest Payment Date, on the basis of a 360-day year consisting of twelve 30-day months.


         This Subclass D-2 Note is one of a duly authorized issue of Notes of the Issuer, designated as its "Subclass D-2 Notes, due July 15, 2025", issued under the Trust Indenture dated as of July 15, 1998 and supplemented by an Indenture Supplement dated as of July 17, 2000 (as amended or supplemented from time to time, the "Indenture"), between the Issuer and Bankers Trust Company, as trustee (the "Trustee"). The Indenture also provides for the issuance of Subclass A-2 Notes, Subclass A-3 Notes, Subclass A-4 Notes, Subclass B-1 Notes, Subclass B-2 Notes, Subclass C-1 Notes, Subclass C-2 Notes, Subclass E-1 Notes and Subclass E-2 Notes (collectively with the Subclass D-2 Notes, the "Notes"). All capitalized terms used in this Subclass D-2 Note and not defined herein shall have the respective meanings assigned to such terms in the Indenture. Reference is made to the Indenture and all indentures supplemental thereto for a statement of the respective rights and obligations thereunder of the Issuer, the Trustee and the Subclass D-2 Noteholders. This Subclass D-2 Note is subject to all terms of the Indenture.


         The Issuer will pay or redeem the Outstanding Principal Balance of this Subclass D-2 Note prior to the Final Maturity Date on the Payment Dates and in the amounts specified in the Indenture, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.

         The Issuer may redeem all or part of the Outstanding Principal Balance of this Subclass D-2 Note prior to the Final Maturity Date on the Payment Dates, in the amounts and under the circumstances specified in the Indenture.


         Other than in the case of a redemption for taxation reasons specified in the Indenture, upon any redemption of any amount of the Outstanding Principal Balance of this Subclass D-2 Note (i) prior to June 15, 2005, such amount shall be redeemed at a Redemption Price equal to the higher of (A) the discounted present value of the Scheduled Principal Payment Amounts allocable in accordance with Section 3.09 of the Indenture in respect of, and interest from the Redemption Date to, but not including, June 15, 2005, plus the product of the Redemption Premium applicable thereto and the assumed Outstanding Principal Balance thereof on June 15, 2005, discounted at a rate equal to the Treasury Yield plus 1.00% and (B) the Outstanding Principal Balance thereof and (ii) on or after June 15, 2005, such amount shall be redeemed at a Redemption Price equal to the product of the Redemption Premium applicable thereto and the Outstanding Principal Balance thereof.


         Any amount of Redemption Premium or interest on this Subclass D-2 Note that is not paid when due shall, to the fullest extent permitted by applicable law, bear interest at an interest rate per annum equal to the Stated Interest Rate from the date when due until such amount is paid or duly provided for, payable on the next succeeding Payment Date, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Section 3.08 of the Indenture.


         The indebtedness evidenced by the Subclass D-2 Notes is, to the extent and in the manner provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Senior Claims, and this Subclass D-2
Note is issued subject to such provisions. Each Holder of this Subclass D-2 Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee his attorney-in-fact for such purpose.


         The maturity of this Subclass D-2 Note is subject to acceleration upon the occurrence and during the continuance of the Events of Default specified in the Indenture. The Subclass D-2 Noteholders shall not be permitted to deliver a Default Notice or to exercise any remedy in respect of any such Event of Default until all interest and principal on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full.


         This Subclass D-2 Note is and will be secured, on a subordinated basis, by the collateral pledged as security therefor as provided in the Security Trust Agreement.


         Subject to and in accordance with the terms of the Indenture, there will be distributed monthly on each Payment Date commencing on August 15, 2000, to the Holder hereof, in the manner specified in Section 3.08 and 3.09 of the Indenture, such Holder's pro rata share (based on the aggregate percentage of the Outstanding Principal Balance of the

Subclass D-2 Notes held by such Holder) of the aggregate amount distributable to all Holders of Subclass D-2 Notes on such Payment Date.


         All amounts payable in respect of this Subclass D-2 Note shall be payable in U.S. dollars in immediately available funds in the manner provided in the Indenture to the Holder hereof. The final payment with respect to this Subclass D-2 Note, however, shall be made only upon presentation and surrender of this Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice given by the Trustee or Paying Agent with respect to such final payment. At such time, if any, as this Subclass D-2 Note is issued in the form of one or more Definitive Registered Notes, payments on a Payment Date shall be made by check mailed to each Noteholder of such a Definitive Registered Note on the applicable Record Date at its address appearing on the Register maintained with respect to Subclass D-2 Notes. Alternatively, upon application in writing to the Trustee, not later than the applicable Record Date, by a Noteholder of one or more Definitive Registered Notes of Subclass D-2 having an aggregate principal amount of not less than $1,000,000, any such payments shall be made by wire transfer to an account designated by such Noteholder at a financial institution in New York, New York. The final payment with respect to any such Definitive Registered Note, however, shall be made only upon presentation and surrender of such Definitive Registered Note by the Noteholder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent specified in the notice of such final payment given by the Trustee or Paying Agent. Any reduction in the principal amount of this Subclass D-2 Note (or any one or more predecessor Subclass D-2 Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Subclass D-2 Note and of any Subclass D-2 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass D-2 Note, whether or not noted hereon.


         The Holder of this Subclass D-2 Note agrees, by acceptance hereof, to pay over to the Cash Manager any money (including principal, Redemption Premium and interest) paid to it in respect of this Subclass D-2 Note in the event that the Cash Manager, acting in good faith, determines subsequently that such monies were not paid in accordance with the priority of payment provisions of the Indenture or as a result of any other mistake of fact or law on the part of the Cash Manager in making such payment.


         This Subclass D-2 Note is issuable only in registered form. A Holder may transfer this Note only by written application to the Registrar stating the name of the proposed transferee and otherwise complying with the terms of the Indenture. No such transfer shall be effected until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Registrar in the Register. When this Subclass D-2 Note is presented to the Registrar with a request to register the transfer or to exchange it [or a portion or all of the outstanding principal amount hereof] for an equal principal amount of Subclass D-2 Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements for such transactions are met (including, in the case of a transfer, that such Note is duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Trustee and Registrar duly executed by the Holder thereof or by an attorney who is authorized in writing to act on behalf of the Holder). No service charge shall be made for any registration of transfer or exchange of this Subclass D-2 Note, but the party requesting such new Note or Notes may be required to pay a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.


         Prior to the registration of transfer of this Subclass D-2 Note, the Issuer and the Trustee may deem and treat the Person in whose name this Subclass D-2 Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the absolute owner and Holder hereof for the purpose of receiving payment of all amounts payable with respect of this Subclass D-2 Note and for all other purposes, and neither the Issuer nor the Trustee shall be affected by notice to the contrary.


         The Indenture permits the amendment or modification of the Indenture and the Subclass D-2 Notes by the Issuer with the consent of the Holders of a majority of the Outstanding Principal Balance of all Notes on the date of any vote of such Holders (voting as a single class); provided that, without the consent of each Swap Provider and each Holder of any Notes affected thereby, no such amendment may (i) modify the provisions of the Indenture or the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal and Redemption Premium, if any, payable in respect of such subclass of Notes, (ii) reduce the percentage of the aggregate Outstanding Principal Balance of any subclass of Notes required to approve any amendment or waiver of Section 9.01 of the Indenture or (iii) alter the manner or priority of payment of any subclass of Notes (each, a "Basic Terms Modification"). Any such amendment or modification shall be binding on every Holder hereof, whether or not notation thereof is made upon this Subclass D-2 Note. The Indenture also permits the Trustee to agree, without the consent of any Noteholder, (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant Notes to correct a manifest error or an error which is of a formal, minor or technical nature or (b) to modify the provisions of the Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses incurred among the Accounts by the Cash Manager.


         The subordination provisions contained in Section 3.08, Section 3.09 and Article X of the Indenture may not be amended or modified without the consent of each Swap Provider, each provider of a Credit Facility, each Noteholder of the subclass affected thereby and each Noteholder of any subclass of Notes ranking senior thereto. In no event shall the provisions set forth in
Section 3.08 of the Indenture relating to the priority of the Expenses, Swap Payments and payments under all Credit Facilities be amended or modified.


         The Indenture also contains provisions permitting the Holders of Notes representing a majority of the Outstanding Principal Balance of the Senior Class of Notes, on behalf of the Holders of all of the Subclass D-2 Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon all present and future Holders of this Subclass D-2 Note and of any Subclass D-2 Note issued upon the registration of transfer of, in exchange or in lieu of or upon the refinancing of this Subclass

D-2 Note, whether or not notation of such consent or waiver is made upon this Subclass D-2 Note.


         The term "Issuer" as used in this Subclass D-2 Note includes any successor to the Issuer under the Indenture.


         The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Trustee and the Holders of Subclass D-2 Notes under the Indenture.


         The Subclass D-2 Notes are issuable only in bearer form in denominations as provided in the Indenture, subject to certain limitations therein set forth.


         This Subclass D-2 Note shall in all respects be governed by, and construed in accordance with, the laws of the State of New York, including all matters of construction, validity and performance.


         Unless the certificate of authentication hereon has been executed by the Trustee whose name appears below by manual or facsimile signature, this Subclass D-2 Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

                  IN WITNESS WHEREOF, the Issuer has caused this Subclass D-2 Note to be signed manually or by facsimile by its Responsible Officer.


Date: _________                                      AERCO LIMITED


                                                     By:________________________
                                                        Name:
                                                        Title:



                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION


         This is one of the Subclass D-2 Notes due July 15, 2025 designated above and referred to in the within-mentioned Indenture.

Date: _________                                      BANKERS TRUST COMPANY, not
                                                     in its individual capacity
                                                     but solely as Trustee


                                                     By:________________________
                                                        Name:
                                                        Authorized Signatory

                                   APPENDIX A

                     POOL FACTORS AND EXTENDED POOL FACTORS

The "Pool Factor" and "Extended Pool Factor" for this Subclass D-2 Note shall be as set forth on Schedule 1 attached hereto.

                            SCHEDULE 1 TO APPENDIX TO
                                SUBCLASS D-2 NOTE
                     POOL FACTORS AND EXTENDED POOL FACTORS

                         FORM OF CERTIFICATE OF TRANSFER



AerCo Limited
22 Grenville Street
St. Helier
Jersey JE4 8PX
Channel Islands

Bankers Trust Company
Four Albany Street
Mail Stop 5091
New York, New York 10006
USA




                   Re: __% Subclass D-2 Notes of AerCo Limited





         Reference is hereby made to the Indenture, dated as of July 15, 1998, between AerCo Limited, as issuer (the "Company"), and Bankers Trust Company, as trustee, as supplemented by an Indenture Supplement dated as of July 17, 2000 (the "Indenture"). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

         ________________, (the "Transferor") owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $____________ in such Note[s] or interests (the "Transfer"), to __________ (the "Transferee"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:


                             [CHECK ALL THAT APPLY]



1. [] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF DEFINITIVE REGISTERED NOTES PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, the Transferor hereby further certifies that the Book-Entry Interests or Definitive Registered Notes are being transferred to a Person that the Transferor reasonably believes is purchasing the Book-Entry Interests or Definitive Registered Notes for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Registered Note and in the Indenture and the Securities Act.



2. [] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF BOOK-ENTRY INTERESTS IN DEFINITIVE REGISTERED NOTES PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 904(b) of Regulation S under the Securities Act and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Definitive Registered Note and in the Indenture and the Securities Act.



3. [] CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States, and
(ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interests or Definitive Registered Notes will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Definitive Registered Notes bearing the Private Placement Legend and in the Indenture.



4. [] CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the

Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interests or Definitive Registered Notes will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Definitive Registered Notes bearing the Private Placement Legend and in the Indenture.



         This certificate and the statements contained herein are made for your benefit and the benefit of the Company.




                                                     [Insert Name of Transferor]




                                                     By:________________________
                                                        Name:
                                                        Title:





Dated____________, ________

                         FORM OF ANNEX A TO CERTIFICATE
                                   OF TRANSFER

1.       The Transferor owns and proposes to transfer the following:

                            [CHECK ONE OF (a) OR (b)]

         (a)      [ ]      Book-Entry Interests in the

                  (i)      [ ] 144A Global Note (CUSIP _______), or
                  (ii)     [ ] Regulation S Global Note (CUSIP _______), or


         (b)      [ ]      Definitive Registered Note.

2.       that the Transferee will hold:

                                   [CHECK ONE]

         (a)      [ ]      Book-Entry Interests in the:

                  (i)      [ ] 144A Global Note (CUSIP _______), or
                  (ii)     [ ] Regulation S Global Note (CUSIP _______), or
                  (iii)    [ ] Unrestricted Global Note (CUSIP _________); or

         (b)      [ ]      Restrictive Definitive Registered Notes;

         (c)      [ ]      Definitive Registered Note that does not bear the
                           Private Placement Legend;

         in accordance with the terms of the Indenture.

                       EXHIBIT E-2 TO INDENTURE SUPPLEMENT

                      FORM OF SUBCLASS E-2 FIXED RATE NOTE


This note has not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or with any Securities Regulatory Authority in any jurisdiction and, accordingly, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth in the following sentence. By this acquisition hereof, the holder (1) represents that (A) it is a "qualified institutional buyer" (as defined in Rule 144a under the Securities Act) or (B) it is not a U.S. person and is acquiring this note in an offshore transaction in compliance with regulations under the Securities Act,
(2) agrees that it will not, within the time period referred to in Rule 144(k) (taking into account the provisions of Rule 144(d) if applicable) under the Securities Act as in effect on the date of the transfer of this note, resell or otherwise transfer this note except (A) to AerCo Limited or any subsidiary thereof, (B) inside the United States to a qualified institutional buyer in compliance with Rule 144a under the Securities Act, (C) outside the United States in an offshore transaction in compliance with Rule 904 of Regulations under the Securities Act, (D) pursuant to an exemption from registration in accordance with Rule 144 under the Securities Act (if available), or (E) pursuant to an effective registration statement under the Securities Act and, in each case (A) through (E) above, in accordance with any applicable securities laws of any state in the United States or any other applicable jurisdiction, and
(3) agrees that it will deliver to each person to whom this note is transferred a notice substantially to the effect of this legend. In connection with any transfer of this note within the time period referred to above, the holder must check the appropriate box set forth on the transfer notice attached hereto and submit this certificate to the Trustee. As used herein, the terms "Offshore Transaction," "United States" and "U.S. Person" have the meanings given to them by regulations under the Securities Act. The Indenture contains a provision requiring the Trustee to refuse to register any transfer of this note in violation of the foregoing restrictions.

                                  AERCO LIMITED


                    20% SUBCLASS E-2 NOTE, due July 15, 2025





No.___



                                                        Dated:________


         AERCO LIMITED, a limited liability company organized under the laws of Jersey, Channel Islands (herein referred to as the "Issuer"), for value received, hereby promises to pay to AERFI GROUP PLC, the principal sum set forth on the Register, but in no event to exceed ONE HUNDRED AND NINE MILLION FIFTY-TWO THOUSAND DOLLARS ($109,052,000) on July 15, 2025 (the "Final Maturity Date"), and to pay interest monthly in arrears on the Outstanding Principal Balance hereof, initially at the rate of 20% per annum (subject to adjustment as discussed below) from the date hereof until the Outstanding Principal Balance is paid or duly provided for, payable on each Payment Date; provided, however, that the obligation of the Issuer to pay interest hereon is subject to the availability of Available Collections therefor after making payments entitled to priority under Section 3.08 of the Indenture.


         Interest on this Subclass E-2 Note in each Interest Accrual Period shall be calculated on the basis of a 360-day year and one-twelfth of an annual interest payment and, in the case of a payment other than on a Payment Date, on the basis of a 360-day year consisting of twelve 30-day months.


         This Subclass E-2 Note is one of a duly authorized issue of Notes of the Issuer, designated as its "Subclass E-2 Notes due July 15, 2025", issued under the Indenture dated as of July 15, 1998 and supplemented by an Indenture Supplement dated as of July 17, 2000 (as amended or supplemented from time to time, the "Indenture"), among the Issuer and Bankers Trust Company, as trustee (the "Trustee"). The Indenture also provides for the issuance of Subclass A-2 Notes, Subclass A-3 Notes, Subclass A-4 Notes, Subclass B-1 Notes, Subclass B-2 Notes, Subclass C-1 Notes, Subclass C-2 Notes, Subclass D-2 Notes and Subclass E-1 Notes (collectively with the Subclass E-2 Notes, the "Initial Notes"). All capitalized terms used in this Subclass E-2 Note and not defined herein shall have the respective meanings assigned to such terms in the Indenture. Reference is made to the Indenture and all indentures supplemental thereto for a statement of the respective rights and obligations thereunder of the Issuer, the Trustee and the Subclass E-2 Noteholders. This Subclass E-2 Note is subject to all terms of the Indenture.

         Subject as provided below, the amount of interest accruing in respect of this Subclass E-2 Note on each Payment Date shall be the amount as referred to above multiplied by the Index (as defined below) applicable to the month in which such Payment Date falls divided by the Base Index and calculated to four decimal places. If interest is required to be calculated for a period not ending on a Payment Date such interest shall be multiplied by the Index applicable to the month in which such interest accrues divided by the Base Index and calculated to four decimal places.


         "Index" means, subject as provided below, the United States Consumer Price Index for all Urban Consumers published by the United States Department of Labor (1982-84 = 100). Any reference to the Index applicable to a particular month (the "relevant month") shall be construed as a reference to the Index issued in the month prior to the relevant month.


         "Base Index" means the Index issued in July 2000 or such other value as shall be substituted for this as provided below.


         If at any time and from time to time the Index shall be changed by the substitution of a new base therefor (so that the base of 100 ceases to be the base for 1982-84 or such other date or month as may already have been substituted) then with effect from the date or month as from and including which such substitution takes effect:


         (a) the definition of Index shall be deemed to refer to the new date or month in substitution for 1982-84 (or as the case may be for such other date or month as may have been substituted); and


         (b) the definition of "Base Index" shall be amended in such manner as in the opinion of the Trustee after consultation with the Issuer is most appropriate to implement such change.


         The Issuer will pay or redeem the Outstanding Principal Balance of this Subclass E-2 Note prior to the Final Maturity Date on the Payment Dates and in the amounts specified in the Indenture, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority under Sections 3.08 and 3.09 of the Indenture.


         The Issuer may redeem all or part of the Outstanding Principal Balance of this Subclass E-2 Note prior to the Final Maturity Date on the Payment Dates, in the amounts and under the circumstances specified in the Indenture.


         Upon any redemption of any amount of the Outstanding Principal Balance of this Subclass E-2 Note, such amount shall be redeemed at a Redemption Price equal to the Outstanding Principal Balance thereof, without premium or penalty.

         Any amount of interest on this Subclass E-2 Note that is not paid when due shall, to the fullest extent permitted by applicable law, accrue and bear interest at an interest rate per annum as stated herein, payable on the next succeeding Payment Date under priority (xxvii) under Section 3.08 of the Indenture, subject to the availability of the Available Collections Amount therefor after making payments entitled to priority thereunder.


         The indebtedness evidenced by the Subclass E-2 Notes is, to the extent and in the manner provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Senior Claims (as defined in the Indenture), and this Subclass E-2 Note is issued subject to such provisions. Each Holder of this Subclass E-2 Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee his attorney-in-fact for such purpose.


         The maturity of this Subclass E-2 Note is subject to acceleration upon the occurrence and during the continuance of Events of Default specified in the Indenture. The Class E Noteholders shall not be permitted to deliver a Default Notice or to exercise any remedy in respect of any such Event of Default until all interest and principal on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full.


         This Subclass E-2 Note is and will be secured, on a subordinated basis, by the collateral pledged as security therefor as provided in the Security Documents.


         Subject to and in accordance with the terms of the Indenture, there will be distributed monthly in arrears on each Payment Date commencing on August 15, 2000, to the Holder hereof, in the manner specified in Section 3.08 of the Indenture, such Holder's pro rata share (based on the aggregate percentage of the Outstanding Principal Balance of the Subclass E-2 Notes held by such Holder) of the aggregate amount distributable to all Holders of Subclass E-2 Notes on such Payment Date.


         All amounts payable in respect of this Subclass E-2 Note shall be payable in U.S. dollars in immediately available funds at the Corporate Trust Office of the Trustee or as otherwise directed in the manner provided in the Indenture to the Holder hereof. Any reduction in the principal amount of this Subclass E-2 Note (or any one or more predecessor Subclass E-2 Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Subclass E-2 Note and of any Subclass E-2 Note issued upon the exchange or in lieu of or upon the refinancing of this Subclass E-2 Note, whether or not noted hereon.


         The Holder of this Subclass E-2 Note agrees, by acceptance hereof, to pay over to the Cash Manager any money (including principal and interest) paid to it in respect of this Subclass E-2 Note in the event that the Cash Manager, acting in good faith, determines subsequently that such monies were not paid in accordance with the priority of payment provisions of the Indenture or as a result of any other mistake of fact or law on the part of the Cash Manager in making such payment.


         This Subclass E-2 Note is issuable only in registered form. A Holder may transfer this Note only by written application to the Registrar stating the name of the proposed transferee and otherwise complying with the terms of the Indenture. No such transfer shall be effected until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Registrar in the Register. When this Subclass E-2 Note is presented to the Registrar with a request to register the transfer or to exchange it for an equal principal amount of Subclass E-2 Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements for such transactions are met (including, in the case of a transfer, that such Note is duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Trustee and Registrar duly executed by the Holder thereof or by an attorney who is authorized in writing to act on behalf of the Holder). No service charge shall be made for any registration of transfer or exchange of this Subclass E-2 Note, but the party requesting such new Note or Notes may be required to pay a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.


         Prior to the registration of transfer of this Subclass E-2 Note, the Issuer and the Trustee may deem and treat the Person in whose name this Subclass E-2 Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the absolute owner and Holder hereof for the purpose of receiving payment of all amounts payable with respect of this Subclass E-2 Note and for all other purposes, and neither the Issuer nor the Trustee shall be affected by notice to the contrary.


         The Indenture permits the amendment or modification of the Indenture and the Subclass E-2 Notes by the Issuer with the consent of the Holders of a majority of the Outstanding Principal Balance of all Notes on the date of any vote of such Holders (voting as a single class); provided that, without the consent of each Swap Provider and each Holder of any Notes affected thereby, no such amendment may (i) modify the provisions of the Indenture or the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal and Redemption Premium, if any, payable in respect of any subclass of Notes, (ii) reduce the percentage of the aggregate Outstanding Principal Balance of any subclass of Notes required to approve any amendment or waiver of Section 9.01 of the Indenture or (iii) alter the manner or priority of payment of such subclass of Notes (each, a "Basic Terms Modification"). Any such amendment or modification shall be binding on every Holder hereof, whether or not notation thereof is made upon this Subclass E-2 Note. The Indenture also permits the Trustee to agree, without the consent of any Noteholder, (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant Notes to correct a manifest error or an error which is of a formal, minor or technical nature or (b) to modify the provisions of the Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses incurred among the Accounts by the Cash Manager.

         The subordination provisions contained in Section 3.08, Section 3.09 and Article X of the Indenture may not be amended or modified without the consent of each Noteholder of any subclass affected thereby and each Noteholder of any subclass of Notes ranking senior thereto. In no event shall the provisions set forth in Section 3.08 of the Indenture relating to the priority of the Expenses, Swap Payments and payments under all Credit Facilities be amended or modified.


         The Indenture also contains provisions permitting the Holders of Notes representing a majority of the Outstanding Principal Balance of the Senior Class of Notes, on behalf of the Holders of all of the Subclass E-2 Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon all present and future Holders of this Subclass E-2 Note and of any Subclass E-2 Note issued upon the registration of transfer of, in exchange or in lieu of or upon the refinancing of this Subclass E-2 Note, whether or not notation of such consent or waiver is made upon this Subclass E-2 Note.


         Each Holder of this Subclass E-2 Note, by acceptance hereof, appoints and authorizes AerFi Group plc (together with its successors hereunder, the "Class E Note Representative") to take such action on its behalf and to exercise such powers and discretion under this Subclass E-2 Note, the Indenture and the other Related Documents as are delegated to the Class E Note Representative by the terms hereof and thereof, together with such powers and discretion as are reasonably incidental thereto. As to any matters not expressly provided for by this Subclass E-2 Note or the Indenture, the Class E Note Representative shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Holders of Class E Notes aggregating not less than a majority of the Outstanding Principal Balance of the Class E Notes (the "Required Holders"), and each Holder of this Subclass E-2 Note, by acceptance hereof, agrees that such instructions shall be binding upon it and all Holders of Class E Notes; provided, however, that nothing contained in this paragraph shall affect in any way the right of the Holder hereof to vote in favor of taking or refraining from taking any action in respect of, or any amendment or modification of, this Subclass E-2 Note or the Indenture which, by the terms of this Subclass E-2 Note or the Indenture, requires the consent of each Class E Noteholder.


         The Class E Note Representative may resign at any time by giving written notice thereof to each Class E Noteholder, the Trustee and the Security Trustee and may be removed at any time with or without cause by the Required Holders. Upon any such resignation or removal, the Required Holders shall have the right to appoint a successor Class E Note Representative. If no successor Class E Note Representative shall have been so appointed by the Required Holders, and shall have accepted such appointment, within 30 days after the retiring Class E Note Representative's giving of notice of resignation or the Required Holders' removal of the retiring Class E Note Representative, then the retiring Class E Note Representative may, on behalf of the Class E Noteholders, appoint a successor Class E Note Representative, which shall be the Holder at such time of the largest aggregate principal amount of Class E Notes then Outstanding. Upon the acceptance of any appointment as Class E Note Representative hereunder by a successor Class E Note Representative, such successor Class E Note Representative shall so notify in writing each Class E Noteholder, the Trustee and the Security Trustee and thereupon succeed to and become vested with all the rights, powers, discretion, privileges and duties of the retiring Class E Note Representative hereunder and under the other Related Documents, and the retiring Class E Note Representative shall be discharged from its duties and obligations under this Subclass E-2 Note, the Indenture and the other Related Documents.


         The term "Issuer" as used in this Subclass E-2 Note includes any successor to the Issuer under the Indenture.


         The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Trustee and the Holders of Subclass E-2 Notes under the Indenture.


         The Subclass E-2 Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.


         This Subclass E-2 Note shall in all respects be governed by, and construed in accordance with, the laws of the State of New York, including all matters of construction, validity and performance.


         Unless the certificate of authentication hereon has been executed by the Trustee whose name appears below by manual signature, this Subclass E-2 Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

         IN WITNESS WHEREOF, the Issuer has caused this Subclass E-2 Note to be signed manually or by facsimile by its Responsible Officer.





Date: _________                                      AERCO LIMITED


                                                     By:________________________
                                                        Name:
                                                        Title:



                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION


         This is one of the Subclass E-2 Notes due July 15, 2025 designated above and referred to in the within-mentioned Indenture.

Date: _________                                      BANKERS TRUST COMPANY, not
                                                     in its individual capacity
                                                     but solely as Trustee


                                                     By:________________________
                                                        Name:
                                                        Authorized Signatory

                         FORM OF CERTIFICATE OF TRANSFER



AerCo Limited
22 Grenville Street
St. Helier
Jersey JE4 8PX
Channel Islands

Bankers Trust Company
Four Albany Street
Mail Stop 5091
New York, New York 10006
USA



                   Re: __% Subclass E-2 Notes of AerCo Limited


         Reference is hereby made to the Indenture, dated as of July 15, 1998, between AerCo Limited, as issuer (the "Company"), and Bankers Trust Company, as trustee, as supplemented by an Indenture Supplement dated July 17, 2000 (the "Indenture"). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.



         ________________, (the "Transferor") owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $____ in such Note[s] or interests (the "Transfer"), to __________ (the "Transferee"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:





[CHECK ALL THAT APPLY]



1. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF BOOK-ENTRY INTERESTS IN DEFINITIVE REGISTERED NOTES PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, the Transferor hereby further certifies that the Book-Entry Interests or Definitive Registered Notes are being transferred to a Person that the Transferor reasonably believes is purchasing the Book-Entry Interests or Definitive Registered Notes for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Registered Note and in the Indenture and the Securities Act.



2. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF BOOK?ENTRY INTERESTS IN DEFINITIVE REGISTERED NOTES PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 904(b) of Regulation S under the Securities Act and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Definitive Registered Note and in the Indenture and the Securities Act.



3. [ ] CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States, and
(ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Book?Entry Interests or Definitive Registered Notes will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Definitive Registered Notes bearing the Private Placement Legend and in the Indenture.



4. [ ] CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the

Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interests or Definitive Registered Notes will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Definitive Registered Notes bearing the Private Placement Legend and in the Indenture.



         This certificate and the statements contained herein are made for your benefit and the benefit of the Company.



                                                     [Insert Name of Transferor]




                                                     By:________________________
                                                        Name:
                                                        Title:





Dated_____________, _________

                         FORM OF ANNEX A TO CERTIFICATE

                                   OF TRANSFER

1.       The Transferor owns and proposes to transfer the following:

                            [CHECK ONE OF (a) OR (b)]

         (a)      [  ]        Book-Entry Interests in the

                  (i)      [  ] 144A Global Note (CUSIP _______), or
                  (ii)     [  ] Regulation S Global Note (CUSIP _______), or


         (b)      [  ]        Definitive Registered Note.

2.       that the Transferee will hold:

                                   [CHECK ONE]

         (a)      [  ]        Book-Entry Interests in the:

                  (i)      [  ] 144A Global Note (CUSIP _______), or
                  (ii)     [  ] Regulation S Global Note (CUSIP _______), or
                  (iii)    [  ] Unrestricted Global Note (CUSIP _________); or

         (b)      [  ]        Restrictive Definitive Registered Notes;

         (c)      [  ]        Definitive Registered Note that does not bear the
                           Private Placement Legend;

         in accordance with the terms of the Indenture.